Exhibit 2.1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
by and among
ARGOS HOLDINGS INC.,
ARGOS MERGER SUB INC.,
and
PETSMART, INC.
Dated as of December 14, 2014

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Table of Defined Terms
Action	32
Affiliates	48
Agreement	1
Alternative Proposal	27
Antitrust Filings	30
Book-Entry Shares	3
Business Day	48
Canadian Antitrust Filings	30
Cancelled Shares	3
Capitalization Date	7
Cash Equity	19
Certificate of Merger	2
Certificates	3
Change of Recommendation	26
Closing	1
Code	4
Commitment Letters	19
Common Stock	2
Company	1
Company Benefit Plans	48
Company Disclosure Letter	6
Company Employees	28
Company Equity Awards	48
Company ESPP	6
Company Material Adverse Effect	7
Company Material Contract	16
Company Meeting	28
Company Option	5
Company Permits	11
Company PSU Award	5
Company Restricted Stock	6
Company RSU Award	5
Company SEC Documents	9
Company Stockholder Approval	15
Company Termination Fee	41
Competition Act	9
Confidentiality Agreements	25
Converted Shares	3
Debt Commitment Letter	19
Debt Financing	19
Definitive Agreements	33
DGCL	1
Dissenting Shares	3
Effective Time	2
End Date	40
Environmental Law	11
Equity Financing Commitment Letters	19
Equity Investors	19
ERISA	48
ERISA Affiliate	48
Exchange Act	48
Exchange Fund	3
Fair Value	22
Financing	19
First Date	41
GAAP	49
Governmental Entity	9
Hazardous Substance	11
HSR Act	9
HSR Affiliate	21
HSR Filings	30
Indebtedness	49
Indemnified Party	32
Intellectual Property	14
Intervening Event	49
Intervening Event Notice	27
J.P. Morgan	15
Knowledge	49
Law	11
Laws	11
Lender Related Party	49
Lenders	19
Letter of Credit Facility	37
Letter of Credit Facility Termination	37
Lien	49
Marketing Period	49
Merger	1
Merger Consideration	2
Merger Sub	1
Multiemployer Plan	50
NASDAQ	50
New Plans	28
Offering Documents	50
Old Plans	28

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Parent	1
Parent Approvals	18
Parent Disclosure Letter	18
Parent Material Adverse Effect	18
Parent Reimbursement Obligations	41
Parent Related Party	50
Parent Termination Fee	42
Paying Agent	3
Permitted Lien	50
Person	50
Preferred Stock	7
Proxy Statement	13
Qualifying Transaction	41
Recommendation	9
Representative	25
Required Information	50
Retention Program	29
Revolving Credit Facility	36
Revolving Credit Facility Termination	36
Rollover Agreement	1
Rollover Investor	1
Sarbanes-Oxley Act	10
SEC	51
Securities Act	51
Share	2
Specified Approvals	9
Specified Termination	42
Subsidiaries	51
Superior Proposal	27
Superior Proposal Notice	26
Suppliers	17
Surviving Corporation	1
Takeover Statute	31
Tax Return	14
Taxes	14
Termination Date	22
Termination Fee Commitment Letters	20
Voting Agreement	1
WARN Act	13
Willful and Material Breach	51

ANNEXES
Annex I — Debt Commitment Letter
Annex II — Equity Financing Commitment Letters
Annex III — Termination Fee Commitment Letters
Annex IV — Voting Agreement
EXHIBITS
Exhibit A — Form of Certificate of Incorporation of the Surviving Company
Exhibit B — Form of Bylaws of the Surviving Corporation
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AGREEMENT AND PLAN OF MERGER, dated as of December 14, 2014 (the “Agreement”), among Argos Holdings Inc., a Delaware corporation (“Parent”), Argos Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Petsmart, Inc., a Delaware corporation (the “Company”).
W I T N E S S E T H:
WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.
WHEREAS, the board of directors of the Company has unanimously (i) determined that this Agreement and the Merger are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company.
WHEREAS, the Boards of Directors of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement.
WHEREAS, concurrently with the execution of and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Equity Investors (other than the Rollover Investor) are entering into the Termination Fee Commitment Letters with the Company and Parent, dated as of the date hereof, with respect to certain obligations of Parent and Merger Sub.
WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Longview Asset Management LLC (the “Rollover Investor”), has entered into a (i) rollover equity commitment letter (the “Rollover Agreement”), included in Annex II hereof, with Parent pursuant to which the Rollover Investor has agreed to cause certain Shares to be transferred and contributed to Parent or an Affiliate thereof immediately prior to the Closing, subject to the terms and conditions set forth therein and (ii) as set forth in Annex IV, a voting agreement (the “Voting Agreement”) with Parent and the Company, pursuant to which the Rollover Investor has agreed to, among other things, vote in favor of the adoption of this Agreement, subject to the terms and conditions set forth therein.
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:
Article I
THE MERGER
Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”).
Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., New York City time, on a date which shall be the third Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), the Closing shall occur on the earlier of  (x) a date during the Marketing Period specified by Parent in writing on no fewer than three Business Days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the financing of the transactions by Parent and Merger Sub contemplated by this Agreement and, if such financings are not completed for any reason at such time, such notice shall automatically be deemed withdrawn) and (y) the first Business Day immediately following the last day of the Marketing Period. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.
Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.
Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. Subject to Section 5.9, at the Effective Time, (a) the certificate of incorporation of the Company shall be amended so as to read in its entirety in the form attached hereto as Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law; and (b) the bylaws of the Company shall be amended and restated so as to read in its entirety in the form attached hereto as Exhibit B hereto, and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.
Section 1.6 Directors. Subject to applicable Law, the directors of Merger Sub as of the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Section 1.7 Officers. The officers of the Company as of the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Article II
CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES
Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:
(a) Conversion of Common Stock. Each share of common stock, par value $0.0001 per share, of the Company outstanding immediately prior to the Effective Time (such shares, collectively, the “Common Stock,” and each, a “Share”), other than Shares to be cancelled or converted pursuant to Section 2.1(b), and other than Dissenting Shares, shall be converted automatically into and shall thereafter represent the right to receive $83.00 in cash (the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall be automatically cancelled and shall cease to exist, and the holders of certificates or Book-Entry Shares that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration (in each case, less any applicable withholding Taxes as provided in Section 2.2(b)(iii)). The foregoing notwithstanding, if between the date of this Agreement and the Effective Time the Company (subject to compliance with Section 5.1) changes the outstanding Shares into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein that is based upon the number of Shares will be appropriately adjusted to provide to Parent and the holders of Common Stock the same economic effect as contemplated by this Agreement prior to such event. As provided in Section 2.2(b)(iii), the right of any holder of a Certificate to receive the Merger Consideration shall be subject to and reduced by the amount of any required withholding under applicable Tax Law.

(b) Parent and Merger Sub-Owned Shares. Each Share that is owned directly by the Company, Parent, any direct or indirect holding company of Parent (including any Share actually contributed pursuant to a “rollover” agreement between Parent or its Affiliates and the holder of such Share (including the Rollover Agreement)), or Merger Sub immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement. Each Share that is owned directly by any Subsidiary of the Company (the “Converted Shares”) shall be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages.
(c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
(d) Dissenters’ Rights. Any provision of this Agreement to the contrary notwithstanding, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares and the Converted Shares) and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and had become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give Parent (i) prompt notice of any demands received by the Company for appraisals of Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle, compromise or offer to settle or compromise any such demands.
Section 2.2 Exchange of Certificates.
(a) Paying Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent to act as a paying agent hereunder and approved in advance by the Company in writing (such approval not to be unreasonably withheld, delayed or conditioned) (the “Paying Agent”), in trust for the benefit of holders of the Shares (other than the Cancelled Shares, the Converted Shares and the Dissenting Shares), cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares, the Converted Shares and the Dissenting Shares), payable upon due surrender of the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article II (such cash being hereinafter referred to as the “Exchange Fund”). With respect to any Dissenting Shares, Parent shall only be required to deposit or cause to be deposited with the Paying Agent cash sufficient to pay the Merger Consideration in exchange for any such Dissenting Shares if the holder thereof fails to perfect or effectively withdraws or loses its right to appraisal under the DGCL.

(b) Payment Procedures.
(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, the Paying Agent shall mail to each holder of record of Shares that immediately prior to the Effective Time were represented by Certificates and whose Shares were converted into the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal with respect to Book-Entry Shares (to the extent applicable) and Certificates (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually agree), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Merger Consideration.
(ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of  (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (y) the Merger Consideration. As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, the Paying Agent shall issue and deliver to each holder of Book-Entry Shares a check or wire transfer for an amount in cash equal to the product of  (x) the number of Shares that are such Book-Entry Shares and (y) the Merger Consideration, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be canceled. No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent or such Book-Entry Share shall be properly transferred, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.
(iii) The Paying Agent, the Company, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for transfer, subject to compliance with the procedures in Section 2.2(b), they shall be cancelled and exchanged for a check in the proper amount pursuant to this Article II.
(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares one (1) year after the Effective Time shall be delivered to the Surviving Corporation or Parent upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Section 2.2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.
(e) No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed by stockholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent (or at Parent’s election, the Surviving Corporation) free and clear of any claims or interest of any Person previously entitled thereto.
(f) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.2(d).
(g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.
Section 2.3 Treatment of Stock Options and Other Stock-Based Awards.
(a) Except as otherwise agreed in writing after the date hereof between any holder and Parent (with a copy of any such writing provided to the Company contemporaneously), each option to purchase Shares (each, a “Company Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option by (ii) the total number of Shares subject to such Company Option. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company Options the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five calendar days following the Effective Time.
(b) Except as otherwise agreed in writing after the date hereof between any holder and Parent (with a copy of any such writing provided to the Company contemporaneously), each award of restricted stock units that corresponds to Shares (each, a “Company RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company RSU Award by (ii) the Merger Consideration. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company RSU Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five calendar days following the Effective Time.
(c) Except as otherwise agreed in writing after the date hereof between any holder and Parent (with a copy of any such writing provided to the Company contemporaneously), each performance stock unit award that corresponds to Shares (each, a “Company PSU Award”) that is outstanding immediately prior to the Effective Time shall become fully vested by virtue of this Agreement and without any action on the part of the holder thereof and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company PSU Award multiplied by (ii) the Merger Consideration. For purposes of clause (i) of the immediately preceding sentence, the total number of Shares subject to a Company PSU Award shall be determined (A) for Company PSU Awards whose performance period ends prior to the Effective Time, based on actual performance through the end of such performance period, (B) for Company PSU Awards granted in fiscal year 2013, at 109.6% of target levels and (C) for Company PSU Awards granted in fiscal year 2014, at 150.0% of target levels. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company PSU Awards the cash amounts described in the first sentence of this Section 2.3(c), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five calendar days following the Effective Time.

(d) Except as otherwise agreed in writing after the date hereof between any holder and Parent (with a copy of any such writing provided to the Company contemporaneously), effective as of immediately prior to the Effective Time, each then-outstanding restricted Share (the “Company Restricted Stock”) shall automatically become fully vested and the restrictions thereon shall lapse, and each such share of Company Restricted Stock shall be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration. The Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of Company Restricted Stock the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any other applicable Tax Law with respect to the making of such payment, within five calendar days following the Effective Time.
(e) Where holders of Company RSU Awards, Company PSU Awards or Company Restricted Stock are entitled to dividends in respect of such awards, effective as of immediately prior to the Effective Time, all such dividends corresponding to such awards shall vest and the Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to the holders of such awards the cash amounts in respect of such dividends, less such amounts as are required to be withheld or deducted under the Code or any other applicable Tax Law with respect to the making of such payment, within five calendar days following the Effective Time. For Company PSU Awards, the total number of Shares with respect to which dividends shall be payable shall be determined (i) for Company PSU Awards whose performance period ends prior to the Effective Time, based on actual performance through the end of such performance period, (ii) for Company PSU Awards granted in fiscal year 2013, at 109.6% of target levels and (iii) for Company PSU Awards granted in fiscal year 2014, at 150.0% of target levels.
(f) The Company shall, prior to the Effective Time, take all actions necessary to terminate the Company’s 2012 Employee Stock Purchase Plan (the “Company ESPP”) and all outstanding rights thereunder as of immediately prior to the Effective Time; provided that, from and after the date hereof, the Company shall take all actions necessary to (i) not commence a new offering period and (ii) ensure that no new participants be permitted into the Company ESPP and that the existing participants thereunder may not increase their elections with respect to the current offering period. Immediately prior to the Effective Time, any then outstanding rights under the Company ESPP shall terminate and the Company shall distribute to each participant in the Company ESPP all of his or her accumulated payroll deductions with respect to the offering period then in effect (if any).
(g) Prior to the Effective Time, the Company will adopt such resolutions as may reasonably be required in its discretion to effectuate the actions contemplated by this Section 2.3.
Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in (a) the Company SEC Documents publicly filed with or publicly furnished to the SEC prior to the date hereof  (including exhibits and other information incorporated by reference therein, but excluding any disclosures set forth in any “risk factors”, “forward-looking statements” or “market risk” sections or to the extent they are cautionary, predictive or forward-looking in nature; provided that nothing disclosed in the Company SEC Documents shall be deemed to be a qualification of, or modification to, the representations and warranties set forth in Sections 3.1, 3.2, 3.3 and 3.17) and (b) in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (provided that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection to the extent that the relevance of any disclosed event, item or occurrence in such section or subsection to such other section or subsection is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:
Section 3.1 Qualification, Organization, Subsidiaries, etc.
(a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the certificates of incorporation (or equivalent formation document) and bylaws (or equivalent formation document) for the Company and its Subsidiaries, each as amended to the date of this Agreement and each as so made available is in full force and effect on the date of this Agreement. The Company and its Subsidiaries are not in violation of any provision of their respective organization or governing documents, except for any violation that would not have, individually or in the aggregate, a Company Material Adverse Effect. As used in this Agreement, “Company Material Adverse Effect” means a change, event, development or effect that (a) is or would reasonably be expected to be materially adverse to the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole or (b) prevents, or would reasonably be expected to prevent, the Company’s ability to consummate the Merger prior to the End Date, but for purposes of clause (a) shall not include changes, events, developments or effects relating to or resulting from (i) changes or developments in economic or political conditions or in securities, credit or financial markets, (ii) changes or developments in or affecting the industries in which the Company and its Subsidiaries operate, including changes in Law or regulation affecting such industries, (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers or partners, (iv) the identity of Parent or any of its Affiliates as the acquiror of the Company, or its or their plans for the Company, (v) the omission to take any action expressly prohibited by clauses (i) through (xvi) of Section 5.1(b) if, prior to the relevant omission to take any such action, the Company seeks in writing the prior approval of Parent to take such action which Parent declines to provide, or the taking of any action required by this Agreement or any action or inaction expressly consented to by Parent, (vi) any acts of terrorism or war, (vii) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events, (viii) changes in generally accepted accounting principles or the interpretation thereof, (ix) any shareholder litigation relating to this Agreement or the transactions contemplated hereby, or (x) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period, or any decline in the market price or trading volume of the Common Stock (provided that, in the case of this clause (x), the facts changes, events, developments or effects underlying any such failure or decline may be taken into account in determining whether a Company Material Adverse Effect has occurred), except in the case of clauses (i), (ii), (vi), (vii) and (viii) to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which the Company or its Subsidiaries conduct their business, in which case such change, event, development or effect may be taken into account in determining whether a “Company Material Adverse Effect” has occurred.
(b) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries have been validly issued and are owned by the Company, by another wholly-owned Subsidiary of the Company or by the Company and another wholly-owned Subsidiary of the Company, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. The Company owns the shares of MMI Holdings Inc. as set forth on Section 3.1(b) of the Company Disclosure Letter, which represents the ownership percentage set forth therein.
(c) Except for the capital stock and voting securities of, and other equity interests in, the Company’s Subsidiaries, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.
Section 3.2 Capital Stock.
(a) The authorized share capital of the Company consists of 625,000,000 Shares and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). As of December 12, 2014 (the “Capitalization Date”), there were (i) 99,431,417 Shares (including 14,787 shares of Company

Restricted Stock) issued and outstanding and no shares of Preferred Stock issued and outstanding, (ii) Company Options to purchase an aggregate of 1,581,841 Shares issued and outstanding (with a weighted average exercise price per Share of  $53.72), (iii) 622,314 Shares underlying Company RSU Awards, (iv) 386,090 Shares underlying Company PSU Awards (assuming target performance) and 772,180 Shares underlying Company PSU Awards assuming maximum performance levels), (v) $1,406,464.16 committed pursuant to outstanding rights under the Company ESPP, (vi) $1,554,363.70 in accrued dividends payable in respect of Company RSU Awards, Company PSU Awards (assuming maximum performance) and Company Restricted Stock, and (vii) 21,496,420 Shares reserved for issuance under the Company Benefit Plans. All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. No Subsidiary of the Company owns any Shares. Since the Capitalization Date, no Shares (including shares of Company Restricted Stock, Company Options, Company RSU Awards or Company PSU Awards) have been issued or granted except after the date hereof as expressly permitted by Section 5.1(b) or as a result of the exercise of Company Options.
(b) Except as set forth in clauses (i) through (vi) of the second sentence of subsection (a) above or as expressly permitted by Section 5.1(b) or as a result of the exercise of Company Options after the Capitalization Date: (i) the Company does not have any shares of its capital stock issued or outstanding, and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests, or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other Person. All Shares acquired by the Company under the Company’s Share purchase program have been acquired in accordance with applicable Law, fully paid for, retired and are no longer issued and outstanding.
(c) Section 3.2(c) of the Company Disclosure Letter sets forth a list, as of the Capitalization Date, of all Company Equity Awards, including (i) each outstanding Company Option, including the number of shares of Common Stock issuable upon exercise of such Company Option, the exercise price with respect thereto, the applicable grant date thereof and the applicable Company Equity Plan pursuant to which such Company Option was granted, (ii) each outstanding Company RSU Award, including the number of shares of Common Stock underlying such Company RSU Award, the applicable grant date thereof and the applicable Company Equity Plan pursuant to which such Company RSU Award was granted, (iii) each outstanding Company PSU Award, including the target and maximum number of shares of Common Stock underlying such Company PSU Award and the applicable grant date thereof, and (iv) each outstanding Company Restricted Stock and the applicable grant date thereof.
(d) Except for awards to acquire Shares under any equity incentive plan of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
(e) Each Company Option was granted with an exercise price equal to or greater than the fair market value of a Share on the date such Company Option was granted.
(f) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.
(g) As of the date hereof  (i) there is no outstanding Indebtedness of the Company or its Subsidiaries other than Indebtedness reflected on the consolidated balance sheet of the Company and its Subsidiaries as of November 2, 2014 (or the notes thereto) set forth in the Company’s Form 10-Q filed November 26, 2014 and as set forth on Section 3.2(g) of the Company Disclosure Letter and (ii) neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).
Section 3.3 Corporate Authority Relative to This Agreement; No Violation.
(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby. The board of directors of the Company at a duly held meeting unanimously (i) determined that this Agreement and the Merger are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement, and (iii) resolved to recommend the adoption of this Agreement by the stockholders of the Company (the “Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Meeting. Except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.
(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the Certificate of Merger, (ii) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the Competition Act (Canada) (the “Competition Act”), (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Proxy Statement, (iv) compliance with the rules and regulations of NASDAQ, (v) compliance with any applicable foreign or state securities or blue sky laws, and (vi) the other consents and/or notices set forth on Section 3.3(b) of the Company Disclosure Letter (collectively, clauses (i) through (vi), the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect.
(c) Assuming compliance with the matters referenced in Section 3.3(b), receipt of the Specified Approvals and the receipt of the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect (provided that subclause (iii) in the definition of “Company Material Adverse Effect” shall be disregarded for purposes of this Section 3.3(c)).
Section 3.4 Reports and Financial Statements.
(a) The Company has filed or furnished all forms, certifications, documents and reports required to be filed or furnished by it with the SEC on a timely basis since January 29, 2012 (together with any documents so filed or furnished during such period on a voluntary basis, in each case as may have been amended, the “Company SEC Documents”). Each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the

Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder. As of the date filed with or furnished to the SEC, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents.
(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated cash flows and changes in stockholders’ equity for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited financial statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). The Company has been and is in material compliance with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of NASDAQ.
Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended February 2, 2014, and such assessment concluded that such controls were effective and did not identify (i) any material weaknesses in its internal controls over financial reporting and (ii) any allegation of fraud that involves management of the Company or any other employees of the Company and its Subsidiaries who have a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures. Since February 2, 2014, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls.
Section 3.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of August 3, 2014 (or the notes thereto or as described in the February 2, 2014 audited consolidated balance sheet of the Company and its Subsidiaries or the notes thereto), (b) as incurred after the date of this Agreement as a result of actions or inactions expressly permitted or required by this Agreement, (c) for liabilities that have been discharged or paid in full prior to the date hereof, (d) for liabilities incurred in the ordinary course of business since February 2, 2014 and (e) as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has any liabilities, commitments or obligations of any nature (whether asserted, known, accrued, matured, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries.
Section 3.7 Compliance with Law; Permits.
(a) The Company and each of the Company’s Subsidiaries are, and since February 3, 2013 have been, in compliance with and are not in default under or in violation of any applicable federal, state, provincial, local or foreign law, statute, ordinance, common law, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. Anything contained in this Section 3.7(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 3.7(a) in respect of environmental, tax, employee benefits or labor Law matters, each of which matters is addressed by other sections of this Agreement.
(b) The Company and each of its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity or pursuant to any Law necessary for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.
Section 3.8 Environmental Laws and Regulations.
(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws, (ii) neither the Company nor any of its Subsidiaries is party or subject to any litigation, proceeding, action, investigation, order or judgment relating to any Environmental Law or, since February 2, 2014, has received any written notices, demand letters or written requests for information from any federal, state, provincial, local or foreign Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of, or subject to liability under, any Environmental Law and to the Knowledge of the Company, none of the foregoing is threatened, (iii) there has been no treatment, storage, discharge or release of any Hazardous Substance in violation of any applicable Environmental Law, or as would otherwise reasonably be expected to result in liability under any Environmental Law, by any of the Company or its Subsidiaries at or from any location, and to the Knowledge of the Company, there has been no such treatment, storage, discharge or release by any other Person at or from any properties owned or leased by the Company or any of its Subsidiaries during the time such properties were owned or leased by the Company or any of its Subsidiaries, and (iv) neither the Company nor any of its Subsidiaries has assumed, or provided indemnity against, any liability or obligation of any other Person under any Environmental Law.
(b) As used herein, “Environmental Law” means any Law or Company Permit relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or human health or safety, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, discharge or disposal of Hazardous Substances.
(c) As used herein, “Hazardous Substance” means any substance listed, regulated, defined, designated or classified as a waste, pollutant, contaminant, petroleum, oil, carcinogen, reproductive toxin, or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law. Hazardous Substance also includes any substance or material to which exposure is regulated by any Governmental Entity or any Environmental Law including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.
(d) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 3.8 shall be deemed to contain the only representations and warranties in this Agreement with respect to Environmental Law, exposure to Hazardous Substances and any other environmental matters.

Section 3.9 Employee Benefit Plans.
(a) Section 3.9(a) of the Company Disclosure Letter lists all material Company Benefit Plans.
(b) The Company has heretofore made available to Parent, with respect to each material Company Benefit Plan, (i) each plan document constituting a part of such Company Benefit Plan, including all amendments thereto; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any; (iii) the most recent determination letter from the Internal Revenue Service (if applicable); and (iv) each insurance or group annuity contract, trust agreement, or other funding vehicle.
(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan has been maintained, funded and administered in all material respects in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Company Benefit Plan is subject to Title IV of ERISA; (iv) no Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees or directors or other service providers of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) benefits not in excess of three (3) years under severance arrangements; (v) no liability under Title IV of ERISA has been incurred by the Company, any of its Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full (other than with respect to amounts not yet due), and no condition exists that would reasonably be expected to result in a risk to the Company, its Subsidiaries or any ERISA Affiliate of the Company of incurring a liability thereunder; (vi) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (vii) no employee benefit plan of the Company or its Subsidiaries is a Multiemployer Plan; (viii) no Company Benefit Plan is a “registered pension plan” as defined in Subsection 248(1) of the Income Tax Act (Canada); and (ix) there are no pending, threatened or, to the Knowledge of the Company, anticipated claims (other than claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would reasonably be expected to result in any liability of the Company or any of its Subsidiaries.
(d) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code since January 1, 2005, has been operated in good faith compliance with Section 409A of the Code and associated Internal Revenue Service and Treasury Department guidance.
(e) None of the execution of this Agreement, shareholder approval of the Merger and the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to severance pay, or any other payment from the Company or its Subsidiaries, except as provided in this Agreement or as required by applicable Law, (ii) accelerate the time of payment or vesting, or cause the funding of or increase the amount of compensation or benefits due to any such employee, consultant or officer (except as provided in this Agreement or as required by applicable Law) or (iii) result in any payment or benefit that would not be deductible pursuant to Section 280G of the Code or result in the reimbursement of any excise tax incurred under Section 4999 of the Code.
(f) Except for such matters that would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) as of the date hereof, (A) there are no strikes, lockouts, slowdowns, work stoppages or similar labor actions in effect or, to the Knowledge of the Company, threatened with respect to any employees of the Company or any of its Subsidiaries, nor have there been any such actions within the past two (2) years, (B) to the Knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, nor has there been any such effort within the past two (2) years, and (C) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (ii) the Company and its Subsidiaries are in compliance with all applicable Laws in respect of  (A) employment eligibility, employment and employment practices, (B) terms and conditions of employment, wages and hours and pay equity, (C) unfair labor practices, (D) occupational health and safety Laws and workers’ compensation Laws, and (E) termination of employment, including without limitation the Worker Adjustment and Retraining Notification Act and any corresponding Law (collectively, the “WARN Act”). Neither the Company nor any of its Subsidiaries is a party to, bound by or negotiating any collective bargaining agreement or other labor union contract and no union or collective bargaining agent has been certified as a representative of any employees of the Company or any of its Subsidiaries.
Section 3.10 Absence of Certain Changes or Events.
(a) From February 2, 2014 through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any event or effect that has had or would have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Since the date of this Agreement, there has not been any event or effect that has had or would have, individually or in the aggregate, a Company Material Adverse Effect.
(c) From August 3, 2014 through the date of this Agreement, the Company has not taken or agreed to be take any action that, if taken during the period from the date of this Agreement to the Effective Time, would constitute a breach of clauses (iv), (v), (vi), (x), (xii), (xiii) or (xv) of Section 5.1(b).
Section 3.11 Investigations; Litigation. (a) There is, and since February 3, 2013 there has been, no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the Company’s Subsidiaries that would have, individually or in the aggregate, a Company Material Adverse Effect and (b) there are no actions, suits, inquiries, investigations or proceedings pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity against or affecting the Company or any of the Company’s Subsidiaries, in each case that would have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.12 Proxy Statement; Other Information. The proxy statement (including the letter to stockholders, notice of meeting and form of proxy, the “Proxy Statement”) to be filed by the Company with the SEC in connection with seeking the adoption of this Agreement by the stockholders of the Company will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference therein.
Section 3.13 Tax Matters.
(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate; (ii) the Company and each of its Subsidiaries have paid in full all Taxes due and payable by them (whether or not shown on such Tax Returns), including any Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its Subsidiaries, except, in the case of clauses (i) and (ii), with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP; (iii) no deficiencies for Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of the Company or any of its Subsidiaries (which deficiencies have not since been resolved), and there are no outstanding, pending or, threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries; (iv) there are no liens for Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens; (v) neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; (vi) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2); (vii) in the last three years, no written claim has been made by any Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries files income or franchise Tax Returns that any such entity is or may be subject to income or franchise Taxes by that jurisdiction; (viii) neither the Company nor any of its Subsidiaries has any liability for Taxes of any person arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law (other than members of any group of which the Company or any of its Subsidiaries is or was the common parent), or as a transferee or successor; (ix) neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement other than any such agreement, contract or arrangement (1) solely among the Company and/or its Subsidiaries or (2) not relating primarily to Taxes and entered into in the ordinary course of business (including, without limitation, tax sharing, indemnification or gross up provisions in credit agreements, leases or other commercial agreements); and (x) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to the Company or any of its Subsidiaries, which agreement will be binding on such entity after the Closing Date.
(b) As used in this Agreement, (i) “Taxes” means any and all federal, state, local or foreign taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, real property, personal property, escheat or unclaimed property, sales, use, goods and services, harmonized, capital stock, payroll, employment, unemployment, social security (or similar), workers’ compensation, net worth, excise, withholding, ad valorem, transfer, environmental, alternative minimum, estimated, value added taxes and any other tax, custom, duty, or other similar governmental assessment or charge of any kind whatsoever, (ii) “Tax Return” means any return, report or similar filing required to be filed with respect to Taxes (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Taxes and (iii) “Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.
Section 3.14 Intellectual Property.
(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries either own or have a right to use such patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights (collectively, “Intellectual Property”) as are necessary to conduct the business of the Company and its Subsidiaries as currently conducted by the Company and its Subsidiaries. Following the Closing, the Company and its Subsidiaries will continue to own or have in all material respects all such Intellectual Property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property of any third party in the past three (3) years, (ii) to the Knowledge of the Company, no third party is currently infringing, misappropriating or violating, in any material respect, any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries, and (iii) the Company and its Subsidiaries take reasonable actions to protect their systems and data therein, and there have been no violations or unauthorized access to same.
(b) Section 3.14(b) of the Company Disclosure Letter contains a list as of the date of this Agreement of  (i) all material registered United States, state and foreign trademarks, service marks, logos, trade dress and trade names and pending applications to register the foregoing, (ii) all material United States and material foreign patents and patent applications, (iii) all material registered United States and foreign copyrights and pending applications to register the same and (iv) all material registered domain names, in each case owned by the Company and its Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are the sole owner of such items, free and clear of all Liens other than Permitted Liens.
Section 3.15 Real Property. Neither the Company nor any of its Subsidiaries owns any real property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company has valid leasehold interests in all of its leased properties, except for properties and assets that have been disposed of in the ordinary course of business since February 2, 2014, free and clear of all Liens (except for Permitted Liens and all other title exceptions, changes, defects, easements, restrictions, encumbrances and other matters, whether or not of record, which do not materially affect the continued use of the applicable property for the purposes for which such property is currently being used by the Company or a Subsidiary of the Company as of the date hereof). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each real property lease or sublease entered into by the Company or any of its Subsidiaries is valid, legally binding, enforceable and in full force and effect, and none of the Company nor any of its Subsidiaries is in default or breach of any such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a default or breach of any such lease or sublease by any of the Company or its Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any right of termination, cancellation, amendment or acceleration of, any leases or subleases to which the Company or its Subsidiaries is a party.
Section 3.16 Opinion of Financial Advisor. The board of directors of the Company has received the opinion of J.P. Morgan Securities LLC (“J.P. Morgan”), dated as of the date of this Agreement, substantially to the effect that, subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be received by the holders of Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. A true and correct copy of such opinion will be provided to Parent by the Company solely for informational purposes within two Business Days of the date hereof.
Section 3.17 Required Vote of the Company Stockholders. The affirmative vote of the holders of a majority of the outstanding Shares in favor of adoption of this Merger Agreement (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company which is required to approve this Agreement and the Merger.
Section 3.18 Contracts.
(a) Except for this Agreement, agreements publicly filed prior to the date hereof as exhibits to the Company SEC Documents or as set forth in Section 3.18(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or expressly bound by any contract that:
(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);
(ii) relates to any joint venture (including any shareholder, voting or operations agreements, organizational documents and other agreements related to MMI Holdings Inc. and the Banfield joint venture), partnership, limited liability or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture or partnership (other than with or among wholly-owned Subsidiaries of the Company);
(iii) (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other contract providing for or securing Indebtedness or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of  $1,000,000, (B) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens (except for leases and contracts relating to Indebtedness) on any property or asset of the Company or its Subsidiaries that taken as a whole is material to the Company and its Subsidiaries, taken as a whole, (C) provides for or relates to any interest, currency or hedging, derivatives or similar contracts or arrangements or (D) restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;
(iv) is a settlement, conciliation or similar agreement (x) with any Governmental Entity or (y) which would require the Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement or which materially restricts or imposes material obligations upon the Company or its Subsidiaries;
(v) other than radius-restricted leases entered into in the ordinary course of business, contains any covenant that limits in any material respect the ability of the Company or any of its Subsidiaries to engage in any line of business, compete with any Person, acquire any assets or securities or operate at any geographic location;
(vi) is between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s or its Subsidiaries’ respective directors, officers or stockholders who own five percent (5%) or more of the Shares, on the other hand;
(vii) grants any rights of first refusal, rights of first offer or other similar rights to any Person (other than Parent or the Company) with respect to any material asset of the Company or its Subsidiaries or that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets of any Person;
(viii)  is for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than supplies or inventory in the ordinary course of business) or capital stock or other equity interests of any Person, pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations, indemnification or other obligations outstanding;
(ix) the Company or its Subsidiaries is the lessee of, or holds or uses, equipment or other tangible personal property owned by any third party for an annual expense in excess of  $2,500,000;
(x) obligates the Company to make any capital investment or capital expenditure outside the ordinary course of business consistent with past practice and in excess of  $1,000,000;
(xi) relates to Intellectual Property that is material to the operation of the business (other than non-exclusive, “off-the-shelf” software licenses with annual fees of less than $2,500,000);
(xii) is a material vendor contract with one the ten largest Suppliers (other than purchase orders issued in the ordinary course of business that do not materially modify the terms of any underlying contract pursuant to which such purchase orders are issued); or
(xiii) other than contracts with suppliers of the Company, involved expenditures in excess of $7,500,000 in the fiscal year ended February 2, 2014 or would be reasonably expected to involve expenditures in excess of  $7,500,000 in the fiscal year ending February 2, 2015.
Each Contract of the type described in this Section 3.18(a) is referred to herein as a “Company Material Contract.”
(b) True and correct copies of each Company Material Contract have been publicly filed prior to the date hereof as exhibits to the Company SEC Documents or otherwise made available to Parent (unless such contracts are not in writing). Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of, or default under, the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the

Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
Section 3.19 Finders or Brokers. Except for J.P. Morgan, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger. The payments to be made to J.P. Morgan upon consummation of the Merger shall be approximately in the amount that has been communicated by the Company to Parent and the Company has no other obligations (including payment obligations) under any engagement letter or agreement with J.P. Morgan with respect to this Agreement or the transactions contemplated hereby other than customary indemnification and expense reimbursement obligations.
Section 3.20 Suppliers. Section 3.20 of the Company Disclosure Letter sets forth a true, correct and complete list of the ten (10) largest suppliers or vendors (“Suppliers”) of the Company and its Subsidiaries (based on the dollar value of purchases by the Company from the fiscal year ended February 2, 2014 through September 30, 2014). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect the Company has not received any notice from any Supplier that such Supplier intends to terminate, or not renew, its relationship with the Company or its Subsidiaries and, to the Knowledge of the Company, no such Supplier intends to cancel or otherwise terminate its relationship with the Company and its Subsidiaries.
Section 3.21 Insurance. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Company Insurance Policies”) are in full force and effect and all premiums due with respect to all such insurance policies have been paid.
Section 3.22 Takeover Statutes. The Company Board and the Company have taken all actions necessary such that, assuming the accuracy of the representation and warranty made in Section 4.12, the Merger and the other transactions contemplated hereby will not be subject to the restrictions on business combinations set forth in Section 203 of the DGCL. As of the date hereof, the Company is not party to a rights agreement, “poison pill” or similar agreement or plan.
Section 3.23 Interested Party Transactions. As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Company SEC Documents, since February 3, 2013, no event has occurred and no relationship exists that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.
Section 3.24 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. The Company acknowledges that neither Parent nor Merger Sub has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent or Merger Sub furnished or made available to the Company and its Representatives, except as expressly set forth in Article IV (which includes the Parent Disclosure Letter), and neither Parent nor Merger Sub shall be subject to any liability to the Company or any other Person resulting from Parent’s making available to the Company or the Company’s use of such information. The Company expressly waives any such claim relating to the foregoing matters.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as disclosed in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
Section 4.1 Qualification, Organization, Subsidiaries, etc. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Parent Material Adverse Effect. As used in this Agreement, a “Parent Material Adverse Effect” means an event or effect that prevents or materially delays or materially impairs the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (including obtaining the financing necessary to pay the Merger Consideration). Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the certificates of incorporation and bylaws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date hereof.
Section 4.2 Corporate Authority Relative to This Agreement; No Violation.
(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub and, except for the adoption of this Agreement by Parent (in its capacity as the sole stockholder of Merger Sub) following the execution of this Agreement and except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the Merger and the other transactions contemplated hereby. Within one Business Day following the execution of this Agreement by the parties hereto, Parent (in its capacity as the sole stockholder of Merger Sub) shall adopt this Agreement by consent in lieu of a stockholder meeting and shall provide such written consent to the Company. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.
(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger by Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) the filing of the pre-merger notification report under the HSR Act (iii) a submission requesting from the Commissioner of Competition an advance ruling certificate pursuant to subsection 102(1) of the Competition Act and, if determined by the Parent to be reasonably advisable after consultation with the Company, a filing pursuant to Part IX of the Competition Act; (iv) compliance with the applicable requirements of the Exchange Act, (v) compliance with the rules and regulations of NASDAQ and (vi) compliance with any applicable foreign or state securities or blue sky laws, (collectively, clauses (i) through (vi), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or any of its Subsidiaries, (ii) assuming compliance with the matters referenced in this Section 4.2(b) and receipt of the Parent Approvals, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.3 Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries which would have, individually or in the aggregate, a Parent Material Adverse Effect, and there are no actions, suits, inquiries, investigations or proceedings pending (or, to Parent’s Knowledge, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity against or affecting Parent or its Subsidiaries, in each case which would have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.4 Proxy Statement; Other Information. None of the information provided by Parent or its Subsidiaries to be included in the Proxy Statement will, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
Section 4.5 Financing.
(a) Parent has received and accepted a fully executed commitment letter dated as of the date hereof (together with all exhibits, annexes and schedules thereto, and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.11(a), the “Debt Commitment Letter”) from the lenders (including any lenders who become party thereto by joinder) party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”
(b) Parent has received and accepted fully executed commitment letters dated as of the date hereof (attached hereto as Annex II, the “Equity Financing Commitment Letters” and, together with the Debt Commitment Letter, the “Commitment Letters”) from each of BC European Capital IX-1 to 11 LP, Kokoro Investment Pte. Ltd., Caisse de dépôt et placement du Québec, StepStone K Strategic Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P. and Longview Asset Management LLC (each, an “Equity Investor” and collectively, the “Equity Investors”) pursuant to which each Equity Investor has agreed, subject to the terms and conditions thereof, to invest in Parent the amounts set forth therein or to transfer and contribute to Parent the Shares specified therein, as applicable. The cash equity committed pursuant to the Equity Financing Commitment Letters is collectively referred to in this Agreement as the “Cash Equity” and the Shares committed to be transferred and contributed pursuant to the Rollover Agreement is referred to in this Agreement as the “Rollover Equity”. The Cash Equity, the Rollover Equity and the Debt Financing are collectively referred to as the “Financing.” Parent has delivered to the Company true, complete and correct copies of the executed Commitment Letters and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee amounts, pricing caps and other economic provisions that are customarily redacted in connection with merger agreements of this type.
(c) Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders and the Equity Investors to provide the Financing or any contingencies that would permit the Lenders or the Equity Investor to reduce the total amount of the Financing. As of the date of this Agreement, assuming satisfaction of the conditions set forth in Sections 6.1 and 6.3 and completion of the Marketing Period, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Parent have Knowledge as of the date of this Agreement that any of the Lenders or the Equity Investors will not perform its obligations thereunder.
(d) Assuming the satisfaction of the conditions set forth in Section 6.3(a) and Section 6.3(b), the Financing, when funded in accordance with the Commitment Letters, together with any cash on the Company’s balance sheet, shall provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Commitment Letters, including the payment of the Merger Consideration and any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation and the obligations of the Surviving Corporation pursuant to Section 2.3.
(e) The Commitment Letters are (i) legal, valid and binding obligations of Parent and, to the Knowledge of Parent, of each of the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law) and (ii) as of the date hereof, in full force and effect. As of the date hereof, to the Knowledge of Parent, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent under the terms and conditions of the Commitment Letters. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts arising under the Commitment Letters as and when they become payable. None of the Commitment Letters has been modified, amended or altered as of the date hereof and none of the respective commitments under any of the Commitment Letters have been withdrawn or rescinded in any respect.
(f) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or any Affiliate or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations hereunder.
Section 4.6 Termination Fee Commitment Letters. Concurrently with the execution of this Agreement, Parent, the Company and the Equity Investors (other than the Rollover Investor) have entered into the termination fee commitment letters attached as Annex III, pursuant to which such Equity Investors have agreed, subject to the terms and conditions thereof, to, among other things, pay to the Company the amounts set forth therein, including, among other things, to satisfy any obligations of Parent and Merger Sub under this Agreement to pay the Parent Termination Fee (the “Termination Fee Commitment Letters”). The Termination Fee Commitment Letters are valid and in full force and effect and constitute the valid and binding obligations of Parent and such Equity Investors, enforceable in accordance with their terms.
Section 4.7 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
Section 4.8 No Vote of Parent Stockholders. No vote of the stockholder of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated hereby.
Section 4.9 Finders or Brokers. Neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger for which the Company could have any liability prior to the Effective Time.
Section 4.10 No Additional Representations.
(a) Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.
(b) Parent acknowledges that neither the Company nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives except as expressly set forth in Article III (which includes the Company Disclosure Letter and the Company SEC Documents, as applicable), and neither the Company, its directors, officers, employees, agents or other representatives, nor any other Person shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of such information, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the data room, other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company makes no representation or warranty to Parent or Merger Sub with respect to any business or financial projection or forecast relating to the Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.
Section 4.11 Certain Arrangements. Except as set forth on Section 4.11 of the Parent Disclosure Letter, there are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent or any of its Subsidiaries or holding companies, the Equity Investors or, to the knowledge of each applicable Equity Investor, any of such Equity Investor’s controlling or controlled Affiliates, on the one hand, and any beneficial owner of more than five percent (5%) of the outstanding Shares or any executive officer of the Company or any member of the Company’s board of directors, on the other hand, relating to the Company, the transactions contemplated by this Agreement or to the operations of the Company after the Effective Time.
Section 4.12 Investment. None of Parent, Merger Sub or any of their respective Subsidiaries or HSR Affiliates has an interest greater than five percent (5%) in a Person that owns, controls, or operates a business engaged in the United States in any of the principal lines of business in which the Company or any of its Subsidiaries is engaged. An “HSR Affiliate” shall mean any of Parent’s “affiliates” as such term is defined in HSR Rule 801.1(d)(1).
Section 4.13 Ownership of Common Stock. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Subsidiaries beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company and none of Parent, Merger Sub or any of their respective Subsidiaries has any rights to acquire, directly or indirectly, any Shares except pursuant to this Agreement. As of the date of this Agreement, none of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.
Section 4.14 Solvency. Assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger and (ii) that the most recent financial forecasts of the Company and its Subsidiaries made available to Parent were prepared in good faith based upon assumptions that were, at the time made, and continue to be, at the Effective Time, reasonable, then immediately after the Effective Time and giving effect to the consummation of the transactions contemplated by this Agreement (including the debt and equity financings being entered into in connection therewith):
(a) the sum of the debt (including contingent liabilities) of the Surviving Corporation and its Subsidiaries on a consolidated basis shall not exceed the present Fair Value of such entities’ assets;

(b) the Present Fair Salable Value of the assets of the Surviving Corporation and its Subsidiaries on a consolidated basis exceeds the recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Surviving Corporation and its Subsidiaries on a consolidated basis, determined in accordance with GAAP;
(c) the capital of the Surviving Corporation and its Subsidiaries on a consolidated basis shall not be unreasonably small in relation to its businesses as contemplated at the Effective Time; and
(d) the Surviving Corporation and its Subsidiaries on a consolidated basis shall not have incurred and shall not intend to incur debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise).
(e) For the purposes of this Section 4.14:
(i) “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Surviving Corporation and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.
(ii) “Present Fair Salable Value” means the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Surviving Corporation and its Subsidiaries taken as a whole are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.
(iii) The amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.
Article V
COVENANTS AND AGREEMENTS
Section 5.1 Conduct of Business by the Company and Parent.
(a) From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), except (i) as set forth in Section 5.1 of the Company Disclosure Letter, (ii) as may be required by applicable Law, (iii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned) or (iv) as may be required or expressly permitted by this Agreement, the Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted in all material respects in the ordinary course of business consistent with past practice; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.
(b) From and after the date hereof and prior to the Effective Time or the Termination Date, if any, except (i) as set forth in Section 5.1 of the Company Disclosure Letter, (ii) as may be required by applicable Law, (iii) as may be required or expressly permitted by this Agreement, or (iv) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company agrees with Parent, on behalf of itself and its Subsidiaries, that without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company:
(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends and distributions paid by Subsidiaries of the Company to the Company or to any of its wholly owned Subsidiaries;

(ii) shall not, and shall not permit any of its Subsidiaries to split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;
(iii) except as required by existing written agreements or Company Benefit Plans, shall not, and shall not permit any of its Subsidiaries to (A) increase the compensation or other benefits payable or provided to the Company’s directors, executives or employees, other than with respect to increases in compensation and benefits to employees having a title of Vice President or below in the ordinary course of business consistent with past practice not to exceed an aggregate increase of 2.5%, (B) enter into, amend, adopt or terminate any employment, change of control, severance or retention agreement with any employee of the Company or any of its Subsidiaries (except (1) for the entry into an agreement with an employee who has been hired to replace an employee with such an agreement on terms that are no less favorable to the Company or any of its Subsidiaries than the terms of the employment agreement of the employee who is being replaced or (2) for severance agreements entered into with employees in the ordinary course of business in connection with terminations of employment on the same terms as provided under the Company’s or Subsidiaries’ applicable severance plans and policies or within contracts of employment in effect as of the date hereof), (C) hire any employee or retain any individual independent contractor with annual target cash compensation in excess of $400,000, (D) terminate any director, executive or employee with annual target cash compensation in excess of  $400,000, other than for cause, (E) grant to any current or former director, employee or individual independent contractor any equity or equity-based award, or (F) permit any employee to participate in the Company’s Executive Change in Control Severance Plan other than those employees who are participants as of the date of this Agreement;
(iv) shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans or advances to any of its executive officers, directors, employees, agents or consultants (other than loans or advances in the ordinary course of business consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, except as required by the terms of any Company Benefit Plan;
(v) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, or SEC rule or policy;
(vi) shall not, and shall not permit any of its Subsidiaries to, adopt any material amendments to its certificate of incorporation or bylaws or similar applicable charter documents;
(vii) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, the Company shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable Company Option (except as otherwise expressly provided by the terms of this Agreement or the express terms of any unexercisable options outstanding on the date hereof), other than issuances of Shares in respect of any exercise of Company Options and settlement of any Company RSU Awards or Company PSU Awards, in each case outstanding on the date hereof in accordance with the terms thereof;
(viii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the Company’s (or any Subsidiary’s) capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of Shares from a holder of a Company Equity Award in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof;

(ix) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee, prepay or otherwise become liable for or modify the terms of any Indebtedness (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among the Company and its Subsidiaries or among the Company’s Subsidiaries, (B) any indebtedness under the Company’s and its Subsidiaries’ existing credit and other agreements in effect prior to the execution of this Agreement, together with any other indebtedness, in an aggregate principal amount not to exceed $10,000,000, (C) letters of credit issued under the Company’s credit agreements in effect prior to the execution of this Agreement and (D) trade payables, capital lease obligations, or obligations issued or assumed as consideration for services or property, including inventory, in each case of  (A), (B), (C) and (D), in the ordinary course of business consistent with past practice;
(x) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material portion of its properties or material assets, including the capital stock of Subsidiaries, other than inventory and non-exclusive licenses in the ordinary course of business consistent with past practice and except pursuant to existing agreements in effect prior to the execution of this Agreement set forth on Section 5.1(b)(x) of the Company Disclosure Letter;
(xi) shall not, and shall not permit any of its Subsidiaries to, (i) enter into any contract that would have been a Company Material Contract of the type referred to in Sections 3.18(a)(i), (ii), (iii), (v) (other than in the ordinary course of business), (vi) (other than in the ordinary course of business), (vii), (ix), (xi) and (xiii) had it been entered into prior to the date of this Agreement or (ii) modify, amend, terminate or waive any material rights under any Company Material Contract, in each case with respect to this clause (ii) other than in the ordinary course of business;
(xii) shall not, and shall not permit any of its Subsidiaries to, settle any Action, other than any Action that involves only the payment of monetary damages not in excess of  $5,000,000 individually or $10,000,000 in the aggregate;
(xiii) (A) shall not, and shall not permit any of its Subsidiaries to, (A) acquire or dispose (by merger, consolidation, acquisition or disposition of stock or assets or otherwise) assets from or to any other Person (except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries) with a value or purchase price in excess of $5,000,000 individually or $10,000,000 in the aggregate, other than acquisitions of merchandise for sale in the Company’s stores, (B) make any loans, advances or capital contributions to, or investments in, any Person (except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries) or (C) merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate the Company or any of its Subsidiaries;
(xiv) except for the expenditures contemplated by and consistent with the capital budgets set forth in Section 5.1(b)(xiv) of the Company Disclosure Letter, shall not, and shall not permit any of its Subsidiaries to, make or authorize any capital expenditures in excess of  $5,000,000 in the aggregate;
(xv) shall not, and shall not permit any of its Subsidiaries to, enter into any collective bargaining agreement or any agreement with any labor organization, trade union, labor association, or other employee representative;
(xvi) shall not, and shall not permit any of its Subsidiaries to (A) make, change or rescind any material Tax election, (B) change any material method of Tax accounting, (C) file any material amended Tax Return, (D) enter into any closing agreement with respect to a material amount of Taxes, (E) settle or compromise any audit or proceeding relating to a material amount of Taxes, or (F) surrender any right to claim a material amount of Tax refund, in each case, to the extent such action would result in a material increase in the Tax liability of the Company and its Subsidiaries in excess of the amounts reserved therefor on the consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents; and
(xvii) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

(c) Between the date hereof and the Effective Time, (i) Parent and Merger Sub shall not, and shall not permit any of the Equity Investors to take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) specifically with respect to obtaining applicable approvals and/or termination of applicable waiting periods required to satisfy the condition set forth in Section 6.1(c), Parent and Merger Sub shall not, and shall not permit any of their respective HSR Affiliates to take any action that has the effect of, or would reasonably be expected to have the effect of, materially delaying or preventing the satisfaction of the condition set forth in Section 6.1(c).
Section 5.2 Access.
(a) Subject to compliance with applicable Laws, the Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives (each of the foregoing, other than Parent, a “Representative”) reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ senior executives, properties, contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement, or, subject to Section 5.3, to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other parties relating to any competing or alternative transactions. The Company shall (and shall cause its Subsidiaries to) furnish reasonably promptly to Parent and its Representatives the weekly “Executive Reporting Package” (or comparable weekly reports) and monthly financial reports and such other information about Parent’s business as may be reasonably requested by Parent that has been or is prepared by the Company (or is readily available without any preparation) in the ordinary course of business. The foregoing notwithstanding, the Company shall not be required to afford such access or furnish such information if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would cause a risk of a loss of privilege or trade secret protection to the Company or any of its Subsidiaries or would constitute a violation of any applicable Law; provided, that the parties hereto shall cooperate in seeking and use reasonable best efforts to find a way to allow disclosure of such information in a manner that does not result in such disruption, loss or violation.
(b) Parent hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Confidential Information, as such term is used in, and shall be treated in accordance with, the confidentiality agreements between the Company and certain of the Equity Investors (or their Affiliates) (the “Confidentiality Agreements”). The execution of this Agreement by the Company shall constitute written consent by the Company pursuant to the Confidentiality Agreements to all actions by Parent, Merger Sub, the Equity Investors and their respective Representatives expressly permitted by this Agreement. The Company agrees that the Confidentiality Agreements are hereby amended, as applicable, to permit (subject to Sections 5.1(c) and 5.12) the inclusion of all prospective debt or equity investors, financing sources, outside agents and other advisors in the term “Representative” as such term is defined therein; provided that the total of any such new prospective equity investors does not exceed 30 without the Company’s prior written consent, not be be unreasonably withheld, delayed or conditioned.
Section 5.3 No Solicitation.
(a) Subject to the provisions of this Section 5.3, the Company agrees that neither it nor any Subsidiary of the Company nor any of its or their respective Affiliates or Representatives shall, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate the making or submission of any Alternative Proposal or any inquiries, discussions or offers that constitute or could be reasonably expected to lead to any Alternative Proposal, (ii) participate in any discussions or negotiations regarding an Alternative Proposal with, or furnish any nonpublic information regarding the Company or its Subsidiaries in connection with an Alternative Proposal to, any Person that has made or, to the Company’s Knowledge, is considering making an Alternative Proposal (except, in each case, to notify such Person as to the existence of the provisions of this Section 5.3), or (iii) enter into any letter of intent, agreement in principle, merger or acquisition agreement or any other agreement relating to or providing for any Alternative Proposal (except for confidentiality agreements permitted under Section 5.3(b)).

(b) Anything in this Section 5.3 to the contrary notwithstanding, at any time prior to the receipt of the Company Stockholder Approval, if the Company receives an unsolicited Alternative Proposal from a third party made after the date of this Agreement which in the good faith judgment of the board of directors of the Company, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal being made, the Company may take the following actions: (x) furnish nonpublic information to the third party making such Alternative Proposal pursuant to a confidentiality agreement having provisions as to confidential treatment of information that are substantially similar to the confidentiality provisions of the Confidentiality Agreements; provided that any such nonpublic information provided to such third party shall, to the extent not previously provided to Parent, be provided to Parent prior to or at substantially the same time as it being provided to such third party, and (y) engage in discussions or negotiations with the third party with respect to the Alternative Proposal. The Company shall promptly (and in any event within forty-eight (48) hours) orally and in writing notify Parent of any Alternative Proposal received by the Company, which notice shall identify the name of the Person making such Alternative Proposal and the material terms and conditions thereof, and include copies of any written proposal relating thereto provided to the Company or any of its Representatives and indicate whether the Company has furnished nonpublic information to, or entered into discussions or negotiations with, such third party. The Company shall keep Parent reasonably informed on a reasonably current basis of any material developments regarding any Alternative Proposals or any material change to the terms of any such Alternative Proposal.
(c) Except as set forth in this Section 5.3, the board of directors of the Company shall not (i) withdraw, qualify or modify in any manner adverse to Parent, or propose publicly to withdraw, qualify or modify in any manner adverse to Parent, the Recommendation, (ii) approve, recommend or declare advisable (or propose publicly to approve, recommend or declare advisable) any Alternative Proposal or (iii) fail to include the Recommendation in the Proxy Statement or fail to recommend against any Alternative Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement on Schedule 14D-9 after the commencement of such Alternative Proposal (any such action, a “Change of Recommendation”). Anything to the contrary set forth in this Section 5.3 notwithstanding, prior to obtaining the Company Stockholder Approval, the board of directors of the Company may, in response to a Superior Proposal received by the Company after the date of this Agreement on an unsolicited basis, (x) make a Change of Recommendation or (y) cause the Company to terminate this Agreement pursuant to Section 7.1(g); provided, however, that the board of directors of the Company shall not be entitled to make such a Change of Recommendation or cause any termination of this Agreement pursuant to Section 7.1(g) until (A) the Company sends written notice (a “Superior Proposal Notice”) to Parent advising Parent that the board of directors of the Company intends to make such a Change of Recommendation or terminate this Agreement pursuant to Section 7.1(g) and specifying the reasons therefor, which notice shall include a description of the terms and conditions of the Superior Proposal that is the basis for the proposed action of the board of directors of the Company, the identity of the Person making the proposal and a copy of any written proposals or proposed definitive agreements (including relating to any debt or equity financing) for such Superior Proposal, if any, (B) during the three Business Day period following the date on which the Superior Proposal Notice is received, the Company shall, and shall cause its Representatives to, use commercially reasonably efforts to negotiate in good faith with Parent (to the extent Parent wishes to negotiate), to make adjustments to the terms and conditions of this Agreement and (C) following the end of such three Business Day period, the board of directors of the Company, after consultation with the Company’s financial advisors and outside legal counsel and taking in account any revisions to the terms and conditions of this Agreement proposed by Parent, shall have determined in good faith that the Alternative Proposal remains a Superior Proposal; provided, that each time material modifications to the terms of an Alternative Proposal determined to be Superior Proposal are made (it being understood any change to the consideration to be received by the Company’s stockholders in such proposal shall be deemed a material modification), the Company shall notify Parent of such modification and the time period set forth in the preceding clause (B) shall recommence and be extended for two (2) Business Days from the day of such notification.
(d) Anything to the contrary contained herein notwithstanding, prior to obtaining the Company Stockholder Approval, the board of directors of the Company may, solely in response to an Intervening Event, make a Change of Recommendation, if the board of directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the board of directors of the Company to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the board of directors of the Company shall not be entitled to effect such a Change of Recommendation until (A) the Company sends written notice to Parent (an “Intervening Event Notice”) advising Parent that the board of directors of the Company intends to effect such a Change of Recommendation and specifying the reasons therefore, which notice shall include a description the applicable Intervening Event, (B) during the three Business Day period following the date on which the Intervening Event Notice is received, the Company shall, and shall cause its Representatives to, use commercially reasonably efforts to negotiate in good faith with Parent (to the extent Parent wishes to negotiate), to make adjustments to the terms and conditions of this Agreement and (C) following the end of such three Business Day period, the board of directors of the Company, after consultation with the Company’s outside legal counsel and taking in account any revisions to the terms and conditions of this Agreement proposed by Parent, shall have determined in good faith that the failure of the board of directors of the Company to make such a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law.
(e) Nothing contained in this Agreement shall prohibit the Company or its board of directors from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the board of directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the board of directors of the Company to make such disclosure would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable Law; provided, however, that in no event shall the board of directors of the Company effect a Change of Recommendation except in accordance with Section 5.3(c) or Section 5.3(d).
(f) As used in this Agreement, “Alternative Proposal” shall mean any bona fide proposal or offer made by any Person or group of related Persons, and whether involving a transaction or series of related transactions, for (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company, (ii) the acquisition by any Person or group of related Persons of more than twenty-five percent (25%) of the assets of the Company and its Subsidiaries, on a consolidated basis (in each case, including securities of the Subsidiaries of the Company), or (iii) the direct or indirect acquisition by any Person or group of related Persons of more than twenty-five percent (25%) of the outstanding Shares.
(g) As used in this Agreement, “Superior Proposal” shall mean a written Alternative Proposal, substituting “fifty percent (50%)” for “twenty-five percent (25%),” that the board of directors of the Company determines in good faith, after consultation with the Company’s financial and legal advisors, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of the Alternative Proposal, including the financing terms thereof, and such other factors as the Company’s board of directors considers to be appropriate, to be more favorable to the Company and its stockholders than the transactions contemplated by this Agreement.
Section 5.4 SEC Filings; Other Actions.
(a) As promptly as reasonably practicable after the execution of this Agreement (and in any event no later than 20 Business Days after the date of this Agreement), the Company shall prepare and file with the SEC the Proxy Statement, which shall, subject to Section 5.3, include the Recommendation, and shall use all reasonable efforts to respond as promptly as practicable to any comments by the SEC staff in respect of the Proxy Statement and to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the date of this Agreement. Parent and Merger Sub shall furnish all information that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement, or as otherwise required by law or requested by the SEC, concerning themselves and their Affiliates. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the

Proxy Statement. The Company shall provide Parent a reasonable opportunity to review and propose comments on the Proxy Statement (and any amendments or supplements thereto) or any responses to the SEC and shall in good faith consider such comments reasonably proposed by Parent for inclusion therein. The Company shall cause the Proxy Statement to be mailed to holders of Common Stock as of the record date established for the Company Meeting as promptly as practicable, and in no event more than five (5) Business Days after the date on which the SEC confirms that it has no further comments on the Proxy Statement.
(b) Subject to the other provisions of this Agreement, the Company shall (i) take all action required under the DGCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders promptly following the mailing of the Proxy Statement for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”), with the record date and meeting date of the Company Meeting to be selected after reasonable consultation with Parent, and (ii) subject to a Change of Recommendation in accordance with Section 5.3, use all reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the transactions contemplated hereby. Within fifteen Business Days after the date of this Agreement (and thereafter, upon the reasonable request of Parent made not more than one time every two weeks), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Company Meeting that is twenty Business Days after the date of such “broker search”.
Section 5.5 Employee Matters.
(a) From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time. For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to current employees of the Company and its Subsidiaries (“Company Employees”) who remain so employed (i) base compensation and bonus opportunities that, in each case, are no less favorable than were provided to the Company Employee immediately before the Effective Time and (ii) all other compensation and employee benefits that are comparable in the aggregate to those provided to the Company Employee immediately before the Effective Time; provided, however, that the Company may, in lieu of granting equity awards to any particular Company Employee, grant to such employee cash or other awards.
(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any final average pay defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans that are health and welfare plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents to the extent such conditions would have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable, except to the extent doing so would result in “additional tax” under Section 409A of the Code.
(d) The Company may establish a cash-based retention program in the aggregate amount of  $10 million to promote retention and to incentivize efforts to consummate the Closing (the “Retention Program”) with one-half  (1/2) of any such payments from such Retention Program to be paid upon the ninetieth (90th) day following the Closing Date and one-half  (1/2) of any such payments to be paid upon the one hundred twentieth (120th) day following the Closing Date, in each case, subject to continued employment with the Company and its Subsidiaries through such date; provided, that if the individual’s employment with the Company is terminated due to a Qualifying Termination prior to any scheduled payment date, then the unpaid portions of the payments shall be paid upon the date of the individual’s Qualifying Termination. Amounts under the Retention Program shall be allocated among the employees of the Company and its Subsidiaries identified, and in the amounts and other terms determined, by the Chief Executive Officer of the Company (or his designees); provided that the retention award allocated to any employee shall not exceed $650,000. If a retention award or portion thereof under the Retention Program is forfeited by a participant, the Chief Executive Officer of the Company (or his designees) may reallocate the retention award (or unpaid portion thereof) to existing employees or new hires of the Company and its Subsidiaries subject to the $650,000 limitation specified above.
(e) Nothing in this Agreement shall confer upon any Company Employee any right to continue in the employ or service of Parent or its Subsidiaries. No provision of this Agreement or contained in this Section 5.5: (i) shall limit the ability of the Company or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of Parent or any of its Subsidiaries (or any beneficiaries or dependents thereof)) or any right to employment or continued employment or to a particular term or condition of employment with the Company or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries).
Section 5.6 Efforts.
(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated hereby, including seeking to avoid the entry of, or to have reversed, terminated, lifted or vacated, any stay, temporary restraining order or other injunctive relief or order entered by any Governmental Entity that could prevent or delay the transactions or the consummation of the transactions contemplated hereby and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries or Parent or Merger Sub be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party (other than with respect to Parent and Merger Sub, any filing fees to any Governmental Entity) for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement.
(b) The Company, Parent and Merger Sub shall (i) promptly, but in no event later than ten (10) Business Days after the date hereof, file any and all required Notification and Report Forms under the HSR

Act with respect to the Merger and the other transactions contemplated by this Agreement (the “HSR Filings”), and use best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, (ii) promptly file any and all required applications and notifications under the Competition Act with respect to the Merger and the other transactions contemplated by this Agreement, including a submission requesting from the Commissioner of Competition an advance ruling certificate pursuant to subsection 102(1) of the Competition Act, and use best efforts to cause the expiration or termination of any applicable waiting periods under the Competition Act, except that the parties will only make a filing pursuant to Part IX of the Competition Act if determined by Parent to be reasonably advisable after consultation with the Company (the “Canadian Antitrust Filings” and together with the HSR Filings, the “Antitrust Filings”), (iii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity, and (iv) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, competition authorities of any other nation or other jurisdiction or any other Person may assert under any Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including, without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent or its Subsidiaries or of the Company or its Subsidiaries and (y) otherwise taking or committing to take any actions that after the Closing Date would limit the freedom of Parent or its Subsidiaries’ (including the Surviving Corporation’s or its Subsidiaries’) freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing, materially delaying the Closing or delaying the Closing beyond the End Date; provided that neither the Company nor any of its Subsidiaries shall become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental Entity to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, unless such requirement, condition, understanding, agreement or order is binding on the Company only in the event that the Closing occurs. Except as otherwise permitted under this Agreement, the Company, Parent and Merger Sub shall not (and shall cause their Subsidiaries not to) take or agree to take any action with respect to the matters set forth in this Section 5.6 that would be reasonably likely to prevent or materially delay the Closing. Notwithstanding any other provision of this Agreement, the Equity Investors shall have no obligation, and Parent shall have no obligation to cause the Equity Investors, to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Equity Investors or their Affiliates, in each case other than the Company and its Subsidiaries.
(c) The Company, Parent and Merger Sub shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions, and any other material actions pursuant to this Section 5.6, and subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, however, that materials may be redacted (w) to exclude documents filed in response to Items 4(c) and 4(d) of the HSR Filing, (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties with respect thereto, (y) as necessary to comply with contractual agreements, and (z) as necessary to address reasonable privilege concerns. Each of the Company, Parent and Merger Sub agrees not to participate in any substantive meeting or discussion, either in Person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.
(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the Company, Parent and Merger Sub shall cooperate in all respects with each other and shall use their respective best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement. The foregoing notwithstanding or any other provision of this Agreement, nothing in this Section 5.6 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(c) so long as such party has, prior to such termination, complied with its obligations under this Section 5.6.
Section 5.7 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition,” “interested person” “interested stockholder,” “business combination” or other form of antitakeover statute or regulation, including Section 203 of the DGCL (each, a “Takeover Statute”) shall become applicable to the transactions contemplated hereby, each of the Company, Parent and Merger Sub and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.
Section 5.8 Public Announcements. The Company, Parent and Merger Sub will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided that the restrictions in this Section 5.8 shall not apply to any Company communication regarding an Alternative Proposal or a Change of Recommendation or any response of Parent thereto. Parent and the Company agree to issue a separate press releases, each subject to the prior approval of the other party, announcing this Agreement.
Section 5.9 Indemnification and Insurance.
(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any indemnification or similar agreement disclosed on Section 5.9(a) of the Company Disclosure Letter or in the Company SEC Documents shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification or similar agreements of the Company or its Subsidiaries disclosed on Section 5.9(a) of the Company Disclosure Letter or in the Company SEC Documents with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, and cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9.
(b) Each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing subject to receipt of the undertaking described below) each current and former director, officer or employee of the Company or any of its Subsidiaries and each Person who served at the Company’s request as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law provided, that the Person to whom such costs and expenses are advanced provides an undertaking to repay such costs and expenses if it is ultimately determined by a court of competent jurisdiction that such Person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred before or after the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.
(c) For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, the Surviving Corporation shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year (6) prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided, however that the Company shall not spend more than 350% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy and if the cost of such policy would otherwise exceed such amount, the Company shall purchase as much coverage as reasonably practicable for a cost not exceeding such amount. If the Company does not elect to purchase a prepaid “tail” policy, Parent may, at its option, at or after the Effective Time, purchase a “tail” policy. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time (or Parent pursuant to the preceding sentence), Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain such policy in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder.
(d) Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9 (subject to receipt of the undertaking described above).

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.9 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.
(f) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.
Section 5.10 Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
Section 5.11 Financing.
(a) Parent shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Cash Equity and to cause the Rollover Equity to be transferred and contributed on the terms and conditions described herein and in the Equity Financing Commitment Letters prior to the End Date, including causing the Equity Investors to maintain in effect the Equity Financing Commitment Letters. Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Debt Financing on the terms and conditions described herein and in the Debt Commitment Letters prior to the End Date, including (i) maintaining in effect the Debt Commitment Letter, (ii) negotiating definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) or, if available, on other terms that are acceptable to Parent and would not adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of Parent and Merger Sub to consummate the transactions contemplated herein and (iii) taking into account the expected timing of the Marketing Period, satisfying on a timely basis all conditions applicable to Parent and its Subsidiaries in the Commitment Letters and the Definitive Agreements that are within its control and complying with its obligations thereunder. In the event that all conditions contained in any Commitment Letter (other than, with respect to the Debt Financing, the availability of the Cash Equity) have been satisfied (or upon funding will be satisfied), Parent shall use its reasonable best efforts to cause the Lenders thereunder to, and shall cause the Equity Investors thereunder to, comply with their respective obligations, including to fund the Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date. Parent shall comply with its obligations, and enforce its rights, under the Equity Financing Commitment Letters, in each case in a timely and diligent manner. Parent shall use reasonable best efforts to comply with its obligations, and reasonable best efforts to enforce its rights, under the Debt Commitment Letters and Definitive Agreements, in each case in a timely and diligent manner. In furtherance of and not in limitation of the foregoing, in the event that (w) the Marketing Period has completed, (x) any portion of the high yield bond financing contemplated by the Debt Commitment Letter is unavailable, (y) all closing conditions contained in Section 6.1 and 6.3 shall be satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing, provided that such conditions are capable of being satisfied as of such day assuming the Closing was to occur on such day, and other than those conditions the failure of which to be satisfied is a result of a breach by Parent or Merger Sub of their representations, warranties, covenants or agreements contained in this Agreement) and (z) the bridge facilities contemplated by the Debt Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 5.11(a)) are available on the terms and conditions described in the Debt Commitment Letter (or replacements thereof), then each of Parent and Merger Sub shall cause the proceeds of such bridge financing to be used in accordance with this Agreement in lieu of such portion of the high yield bond financing.

(i) Parent shall not, without the prior written consent of the Company: (A) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letters if such amendment, modification, waiver or remedy (w) adds new conditions (or modifies any existing conditions in a manner adverse to Parent or the Company or the transactions contemplated hereby) to the consummation of all or any portion of the Financing, (x) reduces the amount of the Financing, (y) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against such other parties to the Commitment Letters as in effect on the date hereof or in the Definitive Agreements or (z) taking into account the expected timing of the Marketing Period, could otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement (provided that, for the avoidance of doubt, Parent may amend the Debt Commitment Letter to add lenders, lead arrangers, book-runners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement, if the addition of such parties, individually or in the aggregate, would not reasonably be expected to prevent, impede or delay the availability of the Financing or the consummation of the contemplated transactions); or (B) terminate any Commitment Letter unless such Commitment Letter is replaced with a new commitment that, were it structured as an amendment to an existing Commitment Letter, would satisfy the requirements of the foregoing clause (A). Parent shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement.
(ii) In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent will (1) use reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with Cash Equity and the available portion of the Debt Financing, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses) from the same or other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous to Parent than the conditions set forth in the Debt Financing and are otherwise on terms no less favorable to Parent than such unavailable Debt Financing (including the “flex” provisions of the related fee letter) and (2) promptly notify the Company of such unavailability and, to Parent’s Knowledge, the reason therefor. For the purposes of this Agreement, the term “Debt Commitment Letter“ shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question). Parent shall provide the Company with prompt oral and written notice of  (1) any material breach or default by any party to any Commitment Letters or the Definitive Agreements of which Parent gains Knowledge or any termination of any of the Commitment Letters and (2) the receipt of any written notice or other written communication from any Lender, Equity Investor, or other financing source with respect to any breach, default, termination or repudiation by any party to any Commitment Letters or the Definitive Agreements of any provision thereof; provided, however, that in no event will Parent be under any obligation to disclose any information pursuant to clauses (1) or (2) that is subject to attorney-client or similar privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. In the event that Parent does not provide access or information in reliance on the preceding sentence, Parent shall provide notice to the Company that such access or information is being withheld and Parent shall use its commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege. Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing. The foregoing notwithstanding, compliance by Parent with this Section 5.11 shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(b) Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, provide and shall use its reasonable best efforts to cause its Representatives to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or its Subsidiaries), including:
(i) preparing and furnishing Parent, Merger Sub and their Financing Sources as promptly as reasonably practicable all Required Information and all other financial and pertinent information and disclosures regarding the Company and its Subsidiaries (including their businesses, operations, financial projections and prospects) as may be reasonably requested by Parent or Merger Sub to assist in the preparation of the Offering Documents and all supplements thereto and assist in the preparation of the pro forma financial statements referred to in paragraphs 6 and 12 of Exhibit E to the Debt Commitment Letter;
(ii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing or offering of notes in connection with the Debt Financing, and assisting with the preparation of materials for rating agency presentations, road show presentations, offering memoranda, bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information) and similar documents required in connection with the Debt Financing or offering of Notes in connection with the Debt Financing;
(iii) assisting reasonably in the preparation of one or more credit or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent and otherwise reasonably facilitating the pledging of collateral;
(iv) executing and delivering any necessary and customary pledge and security documents, guarantees, mortgages, collateral filings, other definitive financing documents (including one or more credit agreements, note purchase agreements, indentures and/or other instruments) in connection with such Debt Financing or other certificates or documents as may reasonably be requested by Parent and reasonably facilitating the taking of all corporate actions by the Company and its Subsidiaries with respect to entering such definitive financing documents and otherwise necessary to permit consummation of the Debt Financing;
(v) cooperating reasonably with the Lenders’ due diligence, to the extent customary and reasonable, in connection with the Debt Financing;
(vi) using reasonable best efforts to obtain (i) drafts of customary “comfort” letters of independent accountants of the Company (which shall include customary “negative assurance” comfort) prior to the beginning of the Marketing Period, which such accountants would be prepared to issue at the time of pricing and at closing of any offering or private placement of the Debt Financing (in the form of debt securities) pursuant to Rule 144A under the Securities Act upon completion of customary procedures, (ii) surveys and title insurance as reasonably requested by Parent as necessary and customary for financings similar to the Debt Financing, and (iii) legal opinions of in-house or “local” counsel customary for financings similar to the Debt Financing;
(vii) reasonably assisting Parent in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower or issuer under the Debt Financing and public ratings for the Debt Financing or notes to be offered in connection with the Debt Financing;
(viii) (A) permitting the prospective lenders involved in the Debt Financing to evaluate the Company’s inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (including conducting field exams, the commercial finance examinations and inventory, equipment and real property appraisals) and (B) assisting Parent with the establishment of bank and other accounts and blocked account and control agreements of the Company and one or more of its Subsidiaries in connection with the foregoing, in each case to the extent customary and reasonable; and

(ix) (A) obtaining a certificate of the chief financial officer of the Company in substantially the form set forth on Annex I to Exhibit E of the Debt Commitment Letter with respect to solvency matters, (B) obtaining customary authorization letters with respect to the bank information memoranda from a senior officer of the Company, (C) using reasonable best efforts to deliver any borrowing base certificates requested by Parent a reasonable time prior to Closing pursuant to the Debt Commitment Letter and (D) using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing; and
(x) at least four (4) Business Days prior to Closing, providing all documentation and other information about the Company that is reasonably requested by the Lenders and the Lenders reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act, to the extent requested by Parent in writing at least nine (9) Business Days prior to Closing.
it being understood that the Company shall have satisfied its obligations set forth in clauses (i) through (x) of this sentence if the Company shall have used its reasonable best efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided. The foregoing notwithstanding, (A) neither the Company nor its Subsidiaries, nor any Persons who are directors of the Company or its Subsidiaries shall be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing or execute or deliver any certificate, document, instrument or agreement that is effective prior to the Effective Time or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Effective Time (except the authorization letter contemplated by clause (viii)(B) above), (B) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives undertaken pursuant to the foregoing shall be effective until the Effective Time (except with respect to the authorization letter contemplated by clause (viii)(B) above) and (C) none of the Company or its Subsidiaries nor any of their respective Representatives shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not promptly reimbursed by Parent in connection with the Debt Financing at or prior to the Closing. Nothing contained in this Section 5.11(b) or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent pursuant to this Section 5.11(b) and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries).
(c) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to Section 5.11 shall be kept confidential in accordance with the Confidentiality Agreements; provided that Parent and Merger Sub shall be permitted to disclose Confidential Information to potential debt financing sources for the transactions contemplated by this Agreement and their Representatives without the prior written consent of the Company if such potential debt financing sources and their Representatives who receive such information are subject to a confidentiality agreement no less restrictive than the Confidentiality Agreements with respect to such information or as provided in the Debt Commitment Letter. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing.
(d) The Company shall use its reasonable best efforts to deliver to Parent, on or prior to the third Business Day prior to the Effective Time, a copy of a payoff letter (subject to delivery of funds as arranged by Parent), in customary form, from the Agent (as defined in the Revolving Credit Facility) under the senior secured revolving credit agreement identified in Section 3.3 of the Company Disclosure Letter (the “Revolving Credit Facility”). The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver all notices and to take all other actions to facilitate the termination of commitments under the Revolving Credit Facility, the repayment in full of all Obligations (as defined in such Revolving Credit Facility) then outstanding thereunder (using funds arranged by Parent) and the release of any liens and termination of all guarantees in connection therewith on the Closing Date (such termination, repayment and release, the “Revolving Credit Facility Termination”); provided that in no event shall this Section

5.11(d) require the Company or any of its Subsidiaries to cause such Revolving Credit Facility Termination unless the Closing shall occur substantially concurrently and the Company or its Subsidiaries have received funds from Parent to pay in full all principal, interest, prepayment premiums, penalties, breakage costs, fees or similar obligations related to any Obligations (as defined in such Revolving Credit Facility) under such Revolving Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter).
(e) The Company shall use its reasonable best efforts to deliver to Parent, on or prior to the third Business Day prior to the Effective Time, a copy of a payoff letter (subject to delivery of funds as arranged by Parent and/or the maintenance of existing cash collateral), in customary form, from the L/C Issuer (as defined in the Letter of Credit Agreement) under the letter of credit agreement identified in Section 3.3 of the Company Disclosure Letter (the “Letter of Credit Facility”). The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver all notices and to take all other actions to facilitate the termination of commitments under the Letter of Credit Facility, the repayment in full of all Obligations (as defined in such Letter of Credit Facility) then outstanding thereunder (using funds arranged by Parent or, at the request of Parent, the maintenance of existing cash collateral) and the release of any liens and termination of all guarantees in connection therewith on the Closing Date (such termination, repayment and release, the “Letter of Credit Facility Termination“); provided that in no event shall this Section 5.11(e) require the Company or any of its Subsidiaries to cause such Letter of Credit Facility Termination unless the Closing shall occur substantially concurrently and the Company or its Subsidiaries have received funds from Parent to pay in full all principal, interest, prepayment premiums, penalties, breakage costs, fees or similar obligations related to any Obligations (as defined in such Letter of Credit Facility) under such Letter of Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter). The Company shall use reasonable best efforts to take all actions reasonably requested by Parent to facilitate the release of cash collateral securing the letters of credit issued under the Letter of Credit Facility prior to the Effective Time, which actions may include using its reasonable best efforts to (i) facilitate the replacement of such letters of credit on the Closing Date with new letters of credit issued pursuant to the Debt Financing, (ii) facilitate having such letters of credit “rolled over” on the Closing Date and be deemed issued pursuant to the Debt Financing, and/or (iii) renew (or replace at maturity) any such letters of credit on commercially reasonable terms that facilitate the foregoing.
(f) The Company will, and will cause its Subsidiaries to, upon request of Parent, periodically update any Required Information (to the extent it is available) to be included in any Offering Document to be used in connection with the Debt Financing or offering of notes in connection with the Debt Financing so that Parent and Merger Sub may ensure that such Required Information, when taken as a whole, does not contain as of the time provided, giving effect to any supplements, any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading.
Section 5.12 Other Investors. Prior to the Effective Time, except pursuant to the Rollover Agreement, without the prior written consent of the Company, Parent shall not permit or agree to permit any Person who holds Shares of the Company to rollover (or reinvest the Merger Consideration with respect to (or other proceeds from the sale of) such Shares) for any equity interests (or rights to obtain any equity interests) in Parent or any Person of which Merger Sub is a direct or indirect Subsidiary.
Section 5.13 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.14 Stock Exchange De-listing. Each of the Company and Parent shall take such actions reasonably required to cause the Shares to be de-listed from the Nasdaq and de-registered under the Exchange Act as soon as practicable following the Effective Time.
Section 5.15 Notice of Certain Matters; Stockholder Litigation. Each party hereto shall give prompt written notice to the other party hereto, of any notice or other communication received by such party (or its Subsidiaries) from any Governmental Entity in connection with this Agreement or the transactions contemplated by this Agreement, or from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement. Each party hereto shall give reasonably prompt written notice to the other party hereto, if to such party’s Knowledge, (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the End Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that, (a) nothing in this sentence shall be deemed to affect, modify or condition the obligations of each party to effect the Closing and the Parent’s obligation to pay the Merger Consideration in accordance with the terms hereof and (b) each party’s obligations, actions or inactions pursuant to this sentence shall be deemed excluded for purposes of determining whether the conditions set forth in either Section 6.2(b) or Section 6.3(b) have been satisfied; provided further that the immediately preceding proviso shall not apply if a party shall have concluded that (in the case of either clause (i) or (ii)) that the relevant closing conditions in Sections 6.2(a) or 6.2(b) or Section 6.3(a) or 6.3(b), as applicable, would be incapable of being satisfied by the End Date and it intentionally does not provide such notice. In the event that any litigation or other Action of any stockholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement is initiated or pending, or, to the Knowledge of the Company, threatened, against any of the Company or its Subsidiaries and/or the members of the Board of Directors of the Company (or of any equivalent governing body of any Subsidiary of the Company) prior to the Effective Time, the Company shall promptly notify Parent of any such stockholder Action and shall keep Parent reasonably informed with respect to the status thereof and give Parent the opportunity to participate in the defense or settlement of any such litigation or other Action. None of the Company or its Subsidiaries or Representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such stockholder Action or consent to the same unless Parent shall have first consented in writing (such consent not to be unreasonably withheld, conditioned or delayed).
Section 5.16 Resignation of Directors. The Company shall use reasonable best efforts to obtain the resignation of all of the members of the board of directors of the Company who are in office immediately prior to the Effective Time (and to the extent requested by Parent, from any member of the board of directors (or any equivalent) of each Subsidiary of the Company), which resignations shall be effective at, and conditioned upon the occurrence of, the Effective Time.
Section 5.17 Cash Transfers. Upon request by Parent made at least five Business Days prior to the Closing and in any event after the satisfaction of all the conditions to Closing (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing), to the extent permitted by Law and subject to the reasonable operational requirements of the Company and its Subsidiaries (provided that Parent will indemnify the Company with respect to any fees, losses, expenses or Taxes incurred as a result), the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) sell for cash, with effect as of a date reasonably proximate to the Closing Date, marketable securities and cash equivalents held by, or on behalf of or for the benefit of, the Company and/or any of its Subsidiaries and (y) transfer from Subsidiaries (including those located in Canada), prior to the Effective Time, an amount of cash to the Company, in as Tax- and cost-efficient method as is reasonably practicable (after consultation with Parent) taking into account the working capital requirements of the Company’s Subsidiaries, with a view towards making available at the Effective Time such cash amounts. Any available cash of the Company on hand at the Closing may be used for payments to be made at the Closing as directed by Parent; provided that, notwithstanding anything herein to the contrary, (a) nothing in this Section 5.17 shall be deemed to affect, modify or condition the obligations of Parent and Merger Sub to effect the Closing and pay the Merger Consideration in accordance with the terms hereof and (b) the Company’s obligations, actions or inactions pursuant to this Section 5.17 shall be deemed excluded for purposes of determining whether the condition set forth in Section 6.3(b) has been satisfied.

Article VI
CONDITIONS TO THE MERGER
Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by Parent and the Company) at or prior to the Effective Time of the following conditions:
(a) The Company Stockholder Approval shall have been obtained.
(b) No injunction or similar order by any U.S. or Canadian Governmental Entity of competent jurisdiction which prohibits the consummation of the Merger shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered or promulgated by any U.S. or Canadian Governmental Entity after the date hereof that, in any case, prohibits or makes illegal the consummation of the Merger and shall continue to be in effect.
(c) Any applicable waiting period under the HSR Act and the Competition Act relating to the Merger shall have expired or been earlier terminated.
Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) of the following conditions:
(a) The representations and warranties of Parent and Merger Sub set forth herein shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation and warranty expressly is made as of a different date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Parent and Merger Sub shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.
(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.
Section 6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or waiver by Parent and Merger Sub) of the following conditions:
(a) (i) The representations and warranties of the Company set forth in Section 3.2(a) and Section 3.2(b)(i) shall be true and correct in all respects (except for only de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly is made as of a different date, in which case as of such date), (ii) the representations and warranties of the Company set forth in Section 3.1(b), Section 3.1(c), Section 3.2 (other than Section 3.2(a), Section 3.2(b)(i), Section 3.2(c) and Section 3.2(e)), Section 3.3(a), Section 3.16 and Section 3.22 shall be true and correct (without giving effect to any “materiality,” “in all material respects,” “Company Material Adverse Effect” or similar qualifiers) in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly is made as of a different date, in which case as of such date), (iii) the representations and warranties of the Company set forth in Sections 3.10(a)(ii) and 3.10(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly is made as of a different date, in which case as of such date) and (iv) the other representations and warranties of the Company set forth in Article III shall be true and correct (without giving effect to any “materiality,” “in all material respects,” “Company Material Adverse Effect” or similar qualifiers) as of the date of this Agreement and as of the Closing Date, as though made on and as of the

Closing Date (except to the extent any such representation and warranty expressly is made as of a different date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.
(b) The Company shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.
(c) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.
Section 6.4 Frustration of Closing Conditions. Neither the Company, Parent nor Merger Sub may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was primarily caused by such party’s breach of any provision of this Agreement.
Article VII
TERMINATION
Section 7.1 Termination or Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company (unless otherwise specified below) of the matters presented in connection with the Merger:
(a) by the mutual written consent of the Company and Parent;
(b) by either the Company or Parent if  (i) the Effective Time shall not have occurred on or before June 14, 2015 (the “End Date”) and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) (x) shall not be in breach or have breached in any material respect its obligations under this Agreement in any manner that shall have contributed to the failure to consummate the Merger on or before such date and (y) shall have used such efforts as may be required by Section 5.6 and Section 5.11 to consummate the Merger on or before such date;
(c) by either the Company or Parent if any Governmental Entity of competent jurisdiction shall have issued or entered an injunction or similar order permanently enjoining or prohibiting the consummation of the Merger and such injunction or order shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) (i) shall not be in breach or have breached in any material respect its obligations under this Agreement in any manner that shall have contributed to such injunction or order and (ii) shall have used such efforts as may be required by Section 5.6 to prevent, oppose and remove such injunction or order;
(d) by either the Company or Parent if the Company Meeting (including any adjournments or postponements thereof) shall have been held and been concluded and the Company Stockholder Approval shall not have been obtained;
(e) by the Company, if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 or would result in the failure of the Closing to occur and (ii) cannot be cured by the End Date or, if curable, is not cured within thirty (30) Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination, provided that that the Company shall not have a right to terminate this Agreement pursuant to this Section 7.1(e) if the Company is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;
(f) by Parent, (A) prior to the Company Meeting, if there is a Change of Recommendation or (B) if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform

(i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 or would result in the failure of the Closing to occur and (ii) cannot be cured by the End Date or, if curable, is not cured with thirty (30) days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination, provided that Parent shall not have a right to terminate this Agreement pursuant to clause (B) if Parent or Merger Sub is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;
(g) by the Company, in accordance with Section 5.3(c), if and only if  (i) prior to or substantially concurrent with such termination, the Company shall have paid or shall pay the Company Termination Fee to Parent pursuant to Section 7.3(a) (it being understood any purported termination of this Agreement pursuant to this Section 7.1(g) shall be null and void if the Company shall not have paid the Company Termination Fee prior to or substantially concurrent with such termination) and (ii) promptly after the termination of this Agreement, the Company enters into a definitive agreement with respect to the Superior Proposal that remained a Superior Proposal following the Company’s compliance with the provisions set forth in Section 5.3(c); and
(h) by the Company, if  (i) the Merger shall not have been consummated by the second Business Day after the first date (the “First Date”) upon which Parent is required to consummate the Closing pursuant to Section 1.2 and (ii) the Company is ready, willing and able to consummate the Merger and provided written notice to Parent confirming such fact at least one (1) Business Day prior to the First Date, as applicable.
Section 7.2 Effect of Termination. In the event of a valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates; provided, however, (i) no such termination shall relieve any party of its obligation to pay the Company Termination Fee or the Parent Termination Fee, if, as and when required pursuant to Section 7.3; (ii) subject to the limitations set forth in Section 7.3, no such termination shall relieve any party for liability for such party’s Willful and Material Breach of this Agreement prior to its termination or for fraud; and (iii) (A) the obligations of each Equity Investor under its respective Termination Fee Commitment Letter (solely to the extent and subject to the conditions and limitations set forth therein), (B) the obligations of any Person that is party to a confidentiality agreement with the Company, and (C) the Parent’s reimbursement and/or indemnification obligations pursuant to Section 5.17, the last sentence of Section 5.11(b) and the last sentence of Section 7.3(b) (collectively, the “Parent Reimbursement Obligations”)) and (D) the provisions of Section 5.2(b), this Section 7.2, Section 7.3 and Article VIII, will survive the termination of this Agreement.
Section 7.3 Termination Fees.
(a) Company Termination Fee. Any provision in this Agreement to the contrary notwithstanding, if (x) the Company shall have terminated this Agreement pursuant to Section 7.1(g), (y) Parent shall have terminated this Agreement pursuant to Section 7.1(f)(A) or (z) (A) after the date of this Agreement, an Alternative Proposal (substituting fifty percent (50%) for the twenty-five percent (25%) threshold set forth in the definition of  “Alternative Proposal”) (a “Qualifying Transaction”) is publicly proposed or publicly disclosed prior to the Company Meeting, and not withdrawn at least two (2) Business Days prior to the Company Meeting with respect to a termination pursuant to Section 7.1(d), is proposed to the Company or publicly disclosed prior to the End Date with respect to a termination pursuant to Section 7.1(b) or is proposed to the Company or publicly disclosed prior to the event giving rise to the termination right with respect to a termination pursuant to Section 7.1(f)(B); (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) (if and only if the Company Meeting has not been held and concluded prior to such termination) or pursuant to Section 7.1(d), or this Agreement is terminated by Parent pursuant to Section 7.1(f)(B), and (C) concurrently with or within twelve (12) months after such termination, the Company shall have entered into a definitive agreement providing for a Qualifying Transaction or completed a Qualifying Transaction, then in any such event the Company shall pay to Parent (or its designee(s)) a fee of  $255,000,000 million in cash (the “Company Termination Fee”) less any amounts previously paid to Parent (or its designee(s)) pursuant to the last sentence of Section 7.3(a) below, and the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent or its stockholders or Affiliates, such payment to be made, with respect to clauses (x) and (y) above, within three (3) Business Days of such termination and, with respect to clause (z) above, prior to or concurrent with the earlier of entry into such definitive agreement providing for a Qualifying Transaction or completing such Qualifying Transaction; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. In the event this Agreement is terminated (x) by Parent or the Company pursuant to Section 7.1(d) or (y) by Parent pursuant to Section 7.1(f)(B) due, in the case of this clause (y), to Willful and Material Breach of any representation or covenant of this Agreement by the Company, then the Company shall pay to Parent (or its designee(s)) all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors and consultants to Parent, Merger Sub, the Equity Investors or their respective Affiliates, and all out-of-pocket fees and expenses of Financing sources for which Parent, Merger Sub, the Equity Investors or their Affiliates may be responsible) incurred by Parent, Merger Sub, the Equity Investors or their respective Affiliates in connection with this Agreement and the transactions contemplated hereby, which amount shall not be greater than $15,000,000 by wire transfer of immediately available funds to an account designated by Parent within two (2) Business Days of such termination.
(b) Parent Termination Fee. If this Agreement (x) is terminated by the Company pursuant to (A) Section 7.1(e) or (B) Section 7.1(h) or (y) is terminated by either party pursuant to Section 7.1(b) and at such time the Company could have terminated under Section 7.1(e) or Section 7.1(h) (each of  (x) and (y), a “Specified Termination”), then in each case of  (x) and (y), Parent shall pay, by wire transfer of immediately available funds to an account designated by the Company, within three (3) Business Days after the date on which this Agreement is so terminated, to the Company the fee of  $510,000,000 in cash (the “Parent Termination Fee”). Parent acknowledges that the agreement contained in this Section 7.3(b) is an integral part of this Agreement and that, without this Section 7.3(b), the Company would not have entered into this Agreement. Accordingly, if Parent fails to promptly pay any amount due pursuant to this Section 7.3(b), Parent shall pay (or cause to be paid) to the Company all fees, costs and expenses of enforcement (including attorney’s fees as well as expenses incurred in connection with any action initiated by the Company), together with interest on the amount of the Parent Termination Fee at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made.
(c) Other.
(i) The parties acknowledge that each of the Parent Termination Fee and the Company Termination Fee shall not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. Parent and Merger Sub acknowledge that the right of the Company to receive the Parent Termination Fee shall not limit or otherwise affect the Company’s right to specific performance as provided in Section 8.5; provided that the Company shall not be entitled under any circumstances to both (i) receive the Parent Termination Fee and (ii) specific performance of Parent’s obligation to cause the Cash Equity to be funded, the Rollover Equity to be contributed or to effect the Closing in accordance with Article II. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.
(ii) Notwithstanding anything to the contrary in this Agreement, (i) if Parent fails to effect the Closing when required by Section 1.2 for any or no reason or otherwise breaches this Agreement (whether such breach is intentional, unintentional, a Willful and Material Breach or otherwise) or fails to perform hereunder (whether such failure is intentional, unintentional, a Willful and Material Breach or otherwise), the Company’s right to terminate this Agreement and, if applicable, right to (1) to seek monetary damages (if the Parent Termination Fee is not payable and subject to a cap in the amount of the Parent Termination Fee and subject to the other provisions of this Agreement) or (2) receive the Parent Termination Fee and/or the Parent Reimbursable Expenses shall, other than as expressly provided by Section 8.5, be the sole and exclusive remedies (and in all events shall be the sole and exclusive monetary remedies) of the Company and its Affiliates (and any other Person) against the Parent Related Parties, the Lenders and the Lender Related Parties for any losses, damages or liabilities arising out of or related to this Agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained herein), the transactions contemplated by this Agreement, the failure of the Closing to be consummated, the Termination Fee Commitment Letters, the Commitment Letters and the financings contemplated therein, including the Debt Financing and the financing of the Cash Equity (and the abandonment or termination thereof) and, notwithstanding anything to the contrary in this Agreement, in no event shall Parent have any monetary liability in excess of the amount of the Parent Termination Fee and none of the Parent Related Parties shall have any liability or obligation (provided that either the Parent Termination Fee (if due) or the Parent Reimbursable Expenses (if any) have been paid or, to the extent entitled by the terms hereof, the Company has recovered damages in the amount up to the Parent Termination Fee), including any multiple, consequential, indirect, special, exemplary or punitive damages, relating to or arising out of this Agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained in this Agreement), the transactions contemplated by this Agreement, the failure of the Closing to be consummated, the Termination Fee Commitment Letters or the Commitment Letters and the financings contemplated therein, including the Debt Financing and the financing of the Cash Equity (and the abandonment or termination thereof), or in respect of any other agreement, document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise (except that the applicable Parent Related Parties shall remain subject to the provisions surviving such termination pursuant to Section 7.2 and the obligations under the Confidentiality Agreements and the Company may be entitled to specifically enforce the provisions of the Confidentiality Agreements or the provisions surviving such termination pursuant to Section 7.2). In no event shall the Company (or any other Person) seek or be entitled to multiple, consequential, indirect, special, exemplary or punitive damages against the Parent Related Parties, the Lenders and the Lender Parties, or any recovery, judgment or damages of any kind against the Parent Related Parties, the Lenders and the Lender Parties (in each case other than against an Equity Investor (or its permitted assignees) under and subject to the terms and conditions of its respective Termination Fee Commitment Letter or against Parent or Merger Sub under and subject to the terms of this Agreement.
(iii) Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Company for a breach of this Agreement (whether such breach is intentional, unintentional, a Willful and Material Breach or otherwise) (including any multiple, consequential, indirect, special, exemplary or punitive damages) shall not exceed $510,000,000.
(iv) Notwithstanding anything to the contrary in this Agreement, other than with respect to the Company’s right to receive and/or bring a claim for Parent Reimbursable Expenses, in the event that the Company is paid the Parent Termination Fee, the receipt of the Parent Termination Fee by the Company shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person arising out of, related to or otherwise in connection with this Agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained herein), the transactions contemplated by this Agreement, the failure of the Closing to be consummated, the Termination Fee Commitment Letters or the Commitment Letters and the financings contemplated therein, including the Debt Financing and the financing of the Cash Equity (and the abandonment or termination thereof) or any other matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of, related to or otherwise in connection with this Agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained herein), the transactions contemplated by this Agreement, the failure of the Closing to be consummated, Termination Fee Commitment Letters or the Commitment Letters and the financings contemplated therein, including the Debt Financing and the financing of the Cash Equity (and the abandonment or termination thereof).
(v) Other than with respect to the Retained Claims (as defined below), all Actions or claims (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to (A) this Agreement, the Confidentiality Agreements, the Equity Financing Commitment Letters, and the Termination Fee Commitment Letters, (B) the negotiation, execution or performance of any such agreement referred to in clause (A) (including any representation or warranty made in, in connection with, or as an inducement to, any such agreement referred to in clause (A)), (C) any breach of this Agreement and (D) any failure of the Merger or the other transactions contemplated by this Agreement to be consummated, may be made only against (and are those solely of) the Persons that are expressly identified as parties to this Agreement, the Confidentiality Agreements, the Equity Financing Commitment Letters and the Termination Fee Commitment Letters. No other Parent Related Party shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute) for any Actions or claims arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (A) through (D) except for Actions or claims that the Company may assert: (x) against any party under, and solely pursuant to the terms of the Confidentiality Agreements or the Voting Agreement; (y) against any party (or any of its permitted assignees) under, and solely pursuant to the terms of, the Equity Financing Commitment Letters or the Termination Fee Commitment Letters; and (z) against each of Parent and Merger Sub under, and solely pursuant to the terms of, this Agreement (the Actions or claims in clauses (x) through (z) of this sentence, the “Retained Claims”).
(vi) Parent, Merger Sub and the Company each acknowledge that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without this Section 7.3, the parties would not have entered into this Agreement.
Article VIII
MISCELLANEOUS
Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.
Section 8.2 Expenses. Except as set forth in Section 5.11(b) and Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that expenses (other than attorneys’ and accountants’ fees) incurred in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) and all fees paid in respect of any HSR or other regulatory filing shall be shared equally by Parent and the Company; provided that the Company shall be responsible for any Taxes imposed on its shareholders in respect of assets that are owned directly or indirectly by the Company.
Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.
Section 8.4 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, subject to Section 8 of each of the Termination Fee Commitment Letters, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Subject to Section 8 of each of the Termination Fee Commitment Letters, each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.4, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.7 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders or any Lender Related Party in any way relating to this Agreement, the Financing or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof, in any forum other than any State or Federal court sitting in the Borough of Manhattan in the City of New York.
Section 8.5 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it, whether in law or equity) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement or the Financing and to enforce specifically the terms and provisions of this Agreement or the Financing shall not be required to provide any bond or other security in connection with any such order or injunction. Without limiting the generality of the foregoing, the parties agree that the Company shall be entitled to specific performance against Parent and Merger Sub (A) of Parent’s obligations under Section 5.11, including, to the extent contemplated by Section 5.11, Parent’s obligation to cause each Lender and the Equity Investors to fund its respective committed portion of the Financing required to consummate the transactions contemplated hereby and to pay related fees and expenses on the Closing Date in accordance with the terms of the Commitment Letters and to enforce its rights under the Commitment Letters as contemplated by Section 5.11, (B) of Parent’s obligation to cause the Rollover Investor to transfer and contribute the Rollover Equity, (C) of Parent’s obligations to cause the Equity Investors to maintain in effect the Equity Financing Commitment Letters pursuant to Section 5.11, (D) of Parent’s obligations to pay the Parent Termination Fee pursuant to the terms and conditions of Section 7.3(b) and Parent’s obligations to pay Parent Reimbursable Expenses pursuant to the terms of this Agreement, and its other obligations in respect of the expenses pursuant to Section 5.11, (E) to enforce Parent’s and Merger Subs’ efforts obligations under Section 5.6, and to prevent any breach by Parent of its covenants under this Agreement and (F) subject to the next sentence, to cause Parent and Merger Sub to consummate the Merger and to effect the Closing in accordance with Article II. Notwithstanding anything in this Agreement to the contrary, it is explicitly agreed that the Company shall be entitled to seek specific performance of Parent’s obligation to cause the Cash Equity to be funded and the Rollover Equity to be transferred and contributed or to effect the Closing in accordance with Article II, if and only if  (A) all conditions in Section 6.1 and Section 6.3 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (but subject to the satisfaction of such conditions at the Closing)) at the time when the Closing is required to occur pursuant to Section 1.2, (B) the Debt Financing has been funded or will be funded at the Closing on the terms set forth in the Debt Commitment Letters if the Cash Equity is funded at the Closing (and, with respect to the Rollover Equity, the Cash Equity has been funded or will be funded at the Closing on the terms set forth in the applicable Equity Financing Commitment Letters) and (C) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Cash Equity and the Debt Financing are funded and the Rollover Equity contributed, then the Company will consummate the Merger.
Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.6 AND AGREES THAT SUCH WAIVER SHALL EXTEND TO THE LENDERS AND THE LENDER RELATED PARTIES.
Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile or email transmission (provided that any notice received by facsimile or email transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:
To Parent or Merger Sub:
Argos Holdings Inc.
c/o BC Partners, Inc.
667 Madison Avenue, 19th Floor
New York, NY 10065
Facsimile: (212) 891-2899
Email: Raymond.Svider@bcpartners.com
Attention: Raymond Svider
with a copy to:
Simpson Thacher and Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Facsimile: (212) 455-2502
Email: rsymons@stblaw.com
Attention: Ryerson Symons
To the Company:
PetSmart, Inc.
19601 N. 27th Avenue
Phoenix, AZ 85027
Email: pdodson@ssg.petsmart.com
Attention: Paulette Dodson
with a copy to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Email: MGordon@WLRK.com
Attention: Mark Gordon
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided that Parent may assign all of its rights under this Agreement to any of Parent’s wholly-owned Affiliates; provided, however, that no such assignment shall (i) relieve Parent or Merger Sub of its obligations hereunder or (ii) impede or delay the consummation of the transactions contemplated by this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.
Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
Section 8.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits, annexes and schedules hereto), Equity Financing Commitment Letters, the Termination Fee Commitment Letters, the Debt Commitment Letter, the Voting Agreement and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except (i) for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of holders of the Common Stock (other than Cancelled Shares), Company Options, Company RSU Awards, Company PSU Awards and Company Restricted Stock immediately prior to the Effective Time) and Section 5.9 (which shall be for the benefit of the Indemnified Parties), (ii) Sections 8.4, 8.6 and 8.10 (which shall be for the benefit of, among others, the Lenders and the Lender Related Parties, and the Lenders, among others, will have the rights provided for therein), (iii) Section 7.3 (which shall be for the benefit of the Persons (including the Lenders and the Lender Related Parties) set forth therein, and any such Person will have the rights provided for therein) and (iv) this Article VIII in respect of the Sections set forth under the foregoing clauses (i) through (iii), is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.
Section 8.11 Amendments; Waivers. At any time prior to the Effective Time (whether before or after the adoption of this Agreement by the stockholders of the Company), any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of NASDAQ require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. The foregoing notwithstanding, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 8.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
Section 8.14 Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action.
Section 8.15 Definitions. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used herein:
“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed.
“Company Benefit Plans” means all employee or director employment, compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any medical, dental, vision, cafeteria benefit, dependent care, welfare benefit, life insurance, or accident insurance, retirement, supplemental retirement, bonus, incentive, deferred compensation, vacation, stock grant, stock purchase, stock option, restricted stock, or other equity or equity-related, severance, employment, change of control, retention, loan, or fringe benefit plan, program or agreement (other than any Multiemployer Plan), in each case, whether written or unwritten, that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries (including their dependents and beneficiaries) or with respect to which the Company or its Subsidiaries has any liability (contingent or otherwise).
“Company Equity Awards” means, collectively, the Company Options, the Company RSU Awards, the Company PSU Awards, and the Company Restricted Stock.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles.
“Indebtedness” of any Person means, as of any specified time, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments for the payment of which such Person is responsible or liable, (c) all obligations of such Person as an account party in respect of letters of credit and bankers’ acceptances or similar credit transactions, (d) all obligations under capital leases to the extent required to be capitalized under GAAP; (e) all items constituting indebtedness as determined in accordance with GAAP, (f) all obligations under any currency, interest rate or other swap or hedge agreement or any other hedging arrangement, and (g) all obligations of such Person guaranteeing any obligations of any other Person of the type described in the foregoing clauses (a), (b), (c), (d), (e) and (f).
“Intervening Event” shall mean any material event, change, effect, condition, occurrence or development relating to the Company that (A) is unknown and not reasonably foreseeable to the board of directors of the Company as of the date hereof, or if known and reasonably foreseeable to the board of directors of the Company as of the date hereof, the material consequences of which were not known and reasonably foreseeable to the board of directors of the Company as of the date hereof, (B) does not relate to the fact, in each case in and of itself, that the Company meets or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period ending on or after the date hereof, or changes, in each case in and of itself, after the date of this Agreement in the market price or trading volume of the Shares or the credit rating of the Company and (C) does not relate to any Alternative Proposal.
“Knowledge” means, in each case after reasonable investigation (a) with respect to Parent, the actual knowledge of the individuals listed on Section 8.15(a) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.15(b) of the Company Disclosure Letter.
“Lender Related Party” means the Lenders and any former, current and future Affiliates, officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, representatives, successors or assigns of any of the foregoing or any of the Lenders or any of their Affiliates.
“Lien” means a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of the Company’s Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.
“Marketing Period” means the first period of twenty (20) consecutive Business Days commencing after the date of commencement of the mailing of the Proxy Statement and throughout and at the end of which (a) Parent shall have received the Required Information from the Company; provided that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have provided the Required Information on the date specified in the notice (which date shall not be earlier than the date of such notice) unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and not later than 5:00 p.m. (Eastern Time) seven (7) Business Days following the date of the delivery of such notice by the Company delivers a written notice to the Company to that effect (stating which Required Information has not been delivered) and (b)(i) the conditions set forth in Sections 6.1 and 6.3 are satisfied (except for those conditions that by their nature are to be satisfied at the Closing) and (ii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.1 or 6.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive Business Day period; provided that (w) if the Company Meeting is scheduled for, or re-scheduled to, a date within 25 Business Days of the End Date (and no later than five Business Days prior to the End Date) and the Marketing Period would otherwise commence as provided above but for the fact that the condition set forth in Section 6.1(a) has not been met, the Marketing Period shall commence on a date selected by Parent which shall be a date at least 25 Business Days prior to the End Date (provided that the Company Meeting has been so scheduled or re-scheduled with sufficient time so as to permit and provided that in all cases the Marketing Period must still be for a period of twenty (20) consecutive Business Days), (x) the Marketing Period shall commence no earlier than January 5, 2015, (y) the Marketing Period shall not be deemed to have commenced if after the date of this Agreement and prior to the completion of the Marketing Period, (I) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information, including Company SEC Documents filed after the date hereof, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by Deloitte & Touche LLP or another independent accounting firm reasonably acceptable to Parent, (II) the financial statements included in the Required Information that is available to Parent on the first day of any such 20 consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 20 consecutive Business Day period to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such 20 consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive Business Day period or (III) the Company shall have announced any intention to restate any historical financial statements of the Company or other financial information included in the Required Information, or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded no such restatement shall be required, and (z) the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained.
“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.
“NASDAQ” means the NASDAQ Global Select Market.
“Offering Documents” shall mean reasonable and customary offering and syndication documents and materials, including private placement memoranda, information memoranda and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials in connection with the Debt Financing and/or the offering of the notes.
“Parent Related Party” means Parent, Merger Sub, the Equity Investors, the Lenders, and any of their respective former, current and future Affiliates, officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, representatives, successors or assigns.
“Permitted Lien” means a Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established in accordance with GAAP, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity, (D) that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto (or securing liabilities reflected on such balance sheet), or (E) that was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company.
“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity, and any permitted successors and assigns of such person.
“Qualifying Termination” means (a) with respect to any individual who is a participant in the Company’s Amended and Restated Executive Change in Control and Severance Benefit Plan, a “Covered Termination” (as defined in such plan), and (b) with respect to any other individual, a termination of employment by the Company and its Subsidiaries without “cause” (as reasonably determined by the Company consistent with its past separation pay practices).
“Required Information” means (i) the financial statements required under paragraphs 5 and 6 of Exhibit E of the Debt Commitment Letter (as in effect on the date of this Agreement), (ii) all other financial statements and financial and other data and information regarding the Company and its Subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities on Form S-1, and of the type and form and for the periods, in each case, customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Debt Financing and in Offering Documents used in private placements of debt securities under Rule 144A of the Securities Act (it being understood none of such information need include financial statements required by Rules 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-2744A), to consummate the offerings or placements of any debt securities, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made and (iii) all other data that would be necessary for the underwriter or initial purchaser of an offering of such securities to receive customary “comfort” (including customary “negative assurance” comfort) from independent accountants in connection with such an offering which such auditors are prepared to provide upon completion of customary procedures; provided that with respect to the pro forma and summary financial data required to be delivered pursuant to this definition, such pro forma and summary financial data shall not be considered a part of the Required Information unless Parent has provided to the Company reasonably in advance of when the Marketing Period otherwise would begin if the Required Information did not include such pro forma and summary financial data (a) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by Parent to be reflected in such pro forma and summary financial data and (b) any other information that may be reasonably and timely requested by the Company concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma and summary financial data, which assumptions shall be the responsibility of Parent (excluding the preliminary allocation of purchase price).
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Subsidiaries” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).
“Willful and Material Breach” means (i) a willful act or failure to act that is in material breach of this Agreement (including, in the case of Parent and Merger Sub with respect to Section 5.11, any such act or failure to act by its relevant Affiliates) or has materially negative consequences for the Merger or the other party hereto or (ii) the failure by any party to consummate the transactions contemplated by this Agreement when required to do so after all conditions to such party’s obligations in Article VI have been satisfied or waived in accordance with the terms of this Agreement (other than those conditions precedent which by their terms can only be satisfied simultaneously with the Closing but which are capable of being satisfied at the Closing).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
ARGOS HOLDINGS INC.
By:	/s/ Michael Chang Name: Michael Chang Title: Vice President and Treasurer
ARGOS MERGER SUB INC.
By:	/s/ Michael Chang Name: Michael Chang Title: Vice President and Treasurer
PETSMART, INC.
By:	/s/ David K. Lenhardt Name: David K. Lenhardt Title: President and Chief Executive Officer
[Signature Page to the Agreement and Plan of Merger]